

MICROVISION 2004 Annual Report

MICROVISION



Scanned-beam Technology

Manufacturing

Navigational Systems

Cell Phones

Electron c Viewfinders

Inventory Management

Military

Automotive

GPS

Maintenance

Repairs

Handheld Devices

Aerospace

Supply Chain Management

Training

Process Cost Accounting

Image-Guided Surgery

Asset Tracking

Laser Printers

Medical Devices

Laser TVs

Entertainment

Situational Awareness

Gaming
2D Bar Code
Time and Attendance
Warehouse
Point of Purchase

STRATEGICALLY POSITIONED FOR LARGE MARKETS

From the mobile phone industry to camera makers, from auto manufacturers to defense and beyond, there is a growing demand for display and imaging solutions that are less expensive, more portable, and more useful. In 2004, Microvision's technology moved closer to the critical nexus where affordability, convenience, and utility will converge to enable hundreds of next-generation products. Increasing numbers of users are putting our products to work, while the projects in our development pipeline are demonstrating the promise of our technology platform more clearly than ever.


1D Bar Code
Displays

Fellow Shareholders

2004 was an important year for Microvision. We launched commercial sales of the Nomad Expert Technician System, developed new sales channels and applications for the Flic Laser Bar Code Scanner, and continued to deliver breakthrough technology solutions to global market leaders through our OEM solutions. We ended the year with the signing of our largest contract ever, a $6.2 million development contract with Ethicon Endo-Surgery, Inc., a subsidiary of Johnson & Johnson, that, with contract options and license fees, could have a total potential value of more than $12 million. While we had key product and technology successes and customer wins, our operating results were below our expectations. This was due primarily to weakness in contract bookings and billings in the first half of the year and a delay in bringing the Nomad Expert Technician System to market. We achieved our goal of getting contract bookings and billings back on track in the second half of the year, and ended the year with a $7.1 million backlog—a record year-end backlog and our highest quarterly backlog in more than three years.

Our contract momentum has carried into 2005, positioning us for a strong start in the current year. Our focus continues to be on ramping revenue and we have two primary revenue objectives for the current year: to restore and sustain contract bookings to historical levels and to grow product revenue. I am pleased to report strong progress in both areas.

We continue to make inroads with the Nomad System in the automotive service and maintenance arena. The Nomad System provides head-up, hands-free display of detailed diagnostic, repair, and service information for auto technicians and service advisors who otherwise must use valuable time moving between a stationary computer or a laptop, and the car they're servicing. The revenue potential in the automotive maintenance market remains large. There are 22,000 dealerships in the U.S. and 55,000 third-party repair shops. The estimated market for all auto repair tools is $8 billion. The Nomad Systems have been installed in dealerships throughout the U.S., across a range of automotive brands. We've increased our distribution channels by selling direct to national chains and to branded aftermarket solution providers. Response from dealership owners, service managers, and technicians has been enthusiastic.

Nomad System sales to the U.S. military continue to be a large opportunity as well. In December 2003, we delivered 100 units of our first-generation Nomad System, the ND1000, to the U.S. Army for use in its Stryker vehicle. We have received positive feedback from soldiers and commanders in the field and we believe we have strong potential for follow-on orders. We recently introduced the ND2500, the replacement for the ND1000. This next-generation Nomad System is 20 percent smaller, 50 percent lighter and contains a number of design improvements and functionality enhancements that are particularly suited for the Army's current combat needs. Market opportunities exist for the Nomad System in other military applications as well. We sold 37 units for installation in military vehicle maintenance operations and we are encouraged by this and other military opportunities for the Nomad System.

New markets and distribution channels are being developed for the Flic line of handheld bar code scanners. We are seeing growing opportunities for enterprise, small- and medium-size businesses, and consumer and home office applications. We believe OEM relationships are where Flic's greatest potential lies, and are energetically building that channel.

Our project development pipeline, which we call OEM Solutions, continues to achieve significant technological successes and customer wins. Major initiatives this year include a contract to develop solutions for Ethicon Endo-Surgery. Equally compelling is the MicroHUD display we're developing in partnership with BMW, Volkswagen, Audi, and Tier 1 suppliers to the auto industry. Reflected off the windshield to provide head-up viewing of navigational data and other important information, the MicroHUD prototypes have been enthusiastically received by some of the top auto makers around the world. We're entering this market at an opportune time. Industry estimates show a compelling growth trajectory for automotive head-up displays. About 102,000 head-up display units were sold in 2004. By 2010, that number is predicted to be more than four million—and that is still less than six percent of all automobiles.

The MicroHUD is an excellent example of how we can leverage the investment in our technology platform to serve as a springboard for Microvision's long-term growth. Because of the research and development we had already conducted on the Nomad System, we were able to develop the MicroHUD relatively quickly, at a relatively low incremental investment by Microvision. The technological refinements we make in the MicroHUD can, in turn, inform the next generation of the Nomad System, and possibly new products as well. Meanwhile, the revenue we earn through our contract work helps fuel development and marketing of our finished goods. We intend for this give-and-take between the two sides of our business to reach critical mass as the market for our solutions matures, eventually enabling us to produce high-volume, high-revenue OEM products embedded in a wide variety of consumer goods.

We see an expanding universe of opportunities, with our products and OEM Solutions steadily making progress in several large markets with the anticipation for 2005 to be a standout year for the company.

Sincerely,



Richard F. Rutkowski
Chief Executive Officer
April 2005

"In 2004, we continued to deliver breakthrough technology solutions to global market leaders in significant product categories."





"Display devices have a few weak points—they're bulky, hot, conspicuous, and power-hungry. Ugly, too. Microvision proposes to solve all these problems."

10 Tech Companies for the Next 10 Years, *IEEE Spectrum Magazine*, November 2004.


Business Week
Microvision Puts a
Scanner on Your Cap

Auto ID Europe
Mobile Workforce Automation Just Got a Whole Lot Easier

WE'VE GOT THE INDUSTRY TALKING

In 2004, we were gratified to receive recognition from some influential sources. *IEEE Spectrum*—the flagship journal of the Institute of Electrical and Electronics Engineers—selected us as one of its "10 Tech Companies for the Next 10 Years." *The Gilder Technology Report* praised our display technology, noting the broad range of markets to which it can be applied: "There's no fundamental limit that prevents scaling Microvision's imagers from cell phones to theater projection systems." *Laser Focus World* singled out our imaging technology for application in cameras, while *The Wall Street Journal* honored the Nomad System with a Technical Innovation Award. Nomad was also named one of *Motor Magazine's* "Top 20 Tools"—a reflection of the currency Nomad is steadily gaining among automotive technicians.


Dallas Business Journal
Classic Chevy Goes Wireless with Nomad
The Gilder Technology Report
For Your Eyes Only
Motor Magazine
Top 20 Tools
Signal Magazine
For Tankers, the Eyes Have It
Dallas Morning News
Digital Data Screen Is the Future of Auto Repair
Microvision
Motor Magazine
Keeping Techs on Track
The Oregonian
Head-up Technology System Comes to Auto Repair
Industrial Distribution
Flic Is Well Suited for Price-Sensitive Markets
Electronic Products
MicroDisplay Wins "Product of the Year"
Parts & People
Nomad Has Potential to Dramatically Increase Productivity
Laser Focus World
Laser Scanning HUD Requires Little Power
The Wall Street Journal
Top 10 Tech Companies Runner-up
BBC News
Laser Vision Offers New Insights
IEEE Spectrum Magazine
10 Tech Companies for the Next 10 Years
Fixed Ops Magazine
A Powerful, Wearable Tool for Productivity
Associated Press
A New Twist in the Old Car-Repair Shop

"There's only one answer to the mobile device display problem and Microvision Corporation has the answer."

For Your Eyes Only, *The Gilder Technology Report*, a joint publication of Gilder Publishing and Forbes, Inc., July 2004.



"After 23 years in the industry, this is one of the best tools I've used."

J.D. Holland, Master Technician and Nomad Team Leader
Suttle Motors, Newport News, VA

NOMAD®
EXPERT TECHNICIAN SYSTEM

JIM FISHER VOLVO, PORTLAND, OREGON
When Jim Fisher Volvo implemented the Nomad System, technician productivity increased 10 to 20 percent. What's more, customers who talked to service advisors wearing the Nomad System were more likely to agree to repairs, potentially increasing revenue 15 to 18 percent. Says service director John Prosser, "Nomad is all about better performance for the dealership and better performance for our customers."

CLEAR ADVANTAGES FOR THE AUTO INDUSTRY

The Nomad Expert Technician System began to penetrate the $8 billion automotive maintenance tool market in 2004. The system is currently in use in a growing number of dealerships throughout the U.S. and across all major brands, with hundreds of additional dealerships requesting demonstrations. A head-worn, hands-free display system that enables technicians to view key information as they work, the Nomad System can increase dealer profits by increasing productivity and revenue per work order. Our reference account studies suggest a modest-sized dealership can generate over $1 million in incremental revenues using the Nomad System over a three-year period and recover its investment in just four months.


Service Advisory
Mobile Dispatch
Parts Pick and Inventory
Fleet Repair
Training
Auto Repair
Nomad

An $8 billion market for automotive tools

This market is ready and motivated to buy, supported through 22,000 dealerships and 55,000 third-party repair shops. Potential users in the U.S. automotive aftermarket:

- Service technicians
- Parts managers
- Service advisors

SOURCE: MICROVISION


125K
75K
550K


NOMAD
DISPLAY SYSTEMS

U.S. ARMY'S STRYKER BRIGADE In the last two years, the Nomad helmet-mounted display has been evaluated by the Army Infantry at various testing grounds, resulting in the deployment of 100 Nomad Systems to the U.S. Army's Stryker Brigade in Iraq. This powerful information system allows commanders to reconcile situational awareness data to actual battlefield events while head-up, outside the vehicle hatch. Direct user feedback drove feature enhancements, which are expected to support future Stryker vehicles and mounted and dismounted warrior applications.

DELIVERING SITUATIONAL AWARENESS

In 2004, we continued to deliver on contracts with branches of the U.S. Armed Services to bring high-performance displays to mission-critical air and ground programs. We advanced our development for the U.S. Army's requirements on three major programs: the Virtual Cockpit Optimization Program, delivery of Nomad Systems to the Stryker Brigade in Iraq, and the U.S. Army Reserve's vehicle maintenance facilities throughout the United States. We are committed to developing and delivering the right information tools to a market that is 1.4 million men and women strong.

Potential users

Microvision leverages ongoing product development and contract work with the military to position our solutions for insertion into this large and important marketplace:

- Maintenance personnel
- Aircraft
- Ground vehicles

SOURCE: MICROVISION


15K
350K
700K


Assembly
Intelligence
Navigation
Production
Rotorcraft
Ground Vehicles
Repair
Nomad
Situational Awareness
Maintenance
Public Safety
Ground Troops



"The Army's interest in our commercial off-the-shelf Nomad Expert Technician System is a result of our automotive maintenance studies showing productivity improvements as high as 40 percent and product demonstrations at military maintenance facilities."

Tom Sanko, Vice President of Marketing, Microvision









"The Flic scanner is versatile, affordable, and simple to use."

Sandra Erickson, Director of Marketing and Sales
Retail Navigator


Flic®
Laser Bar Code Scanner

INFINITE PERIPHERALS Introduced under private label from Infinite Peripherals, the Bluetooth® wireless Flic Laser Bar Code Scanner integrates with a variety of applications residing on the popular BlackBerry® platform. After capturing data with the Flic scanner, users seamlessly transfer data in real time to a corporate database using BlackBerry's wireless capabilities. Says Jeff Scott, director of sales and marketing for Infinite Peripherals, "Flic provides us with simple and extremely affordable scanning solutions for our customers."

DELIVERING TO AN UNDERSERVED MARKET

The Flic Laser Bar Code Scanner continued to attract attention from a large market desiring a bar code solution that is affordable and easy to use. With a flexible feature set, the Flic scanner is especially well suited for applications in document tracking, supply chain management, manufacturing, retail, health care, and consumer and household item tracking. Our ability to bundle the Flic scanner with plug-and-play software solutions tailored to specific business activities will continue to make bar code scanning more easily accessible and affordable for businesses of all kinds. As we build growing relationships with application providers and original equipment manufacturers, the Flic scanner has increasing access to a large potential market with established brand leaders.


Cost Accounting
Equipment Rental
BlackBerry
Wage Tracking
Retail
POS
Flic
Manufacturing
Warehouse
Consumer Applications
Inventory Control

New market opportunities

Web-based application software and service provider channels are opening up broad new markets for the Flic Laser Bar Code Scanner.


ENTERPRISES
SMALL- AND MEDIUM-SIZE BUSINESSES
CONSUMERS AND HOME OFFICES

MicroHUD™


3. IMAGE-VIEWING EYE BOX
2. IMAGE REFLECTS OFF WINDSHIELD TOWARD DRIVER
4. VIRTUAL IMAGE
1. MICROHUD PROJECTS IMAGE

DRIVING GROWTH FROM A PLATFORM

As our finished goods meet real needs and take advantage of here-and-now opportunities in the marketplace, they're also paving the way for next-generation products.

Our automotive display is a perfect example of our strategy at work. The MicroHUD is a superior head-up display that delivers information reflected off the windshield to automobile drivers. Developed in cooperation with BMW, Audi, Volkswagen, and various auto industry suppliers, the MicroHUD's core technology comes from the development of our Nomad System. Because of the research and development we've already done for Nomad, the evolution of the MicroHUD came that much faster, at lower, incremental expense. The MicroHUD has been enthusiastically received in what is expected to be a multimillion-unit market.

Automotive market forecast:
Yearly shipments of head-up displays

SOURCE: DISPLAYSEARCH


102K UNITS
2004
~4 MILLION UNITS
2010



Microvision
MicroHUD



ALERTS
21 psi
Low tire
pressure.

"MicroHUD is significantly smaller than competing units and produces a crisp, bright, high-contrast image that can be adjusted and aligned to accommodate many different vehicles and windscreens from a single, basic configuration."

Russell Hannigan, Director of Business Development, Advanced Products, Microvision


Microvision

TOMORROW'S SOLUTIONS START HERE

Our groundbreaking finished goods represent just the beginning of what is possible with our proprietary scanned-beam technology platform. Working in strategic partnership with a wide range of companies and with the U.S. government, we are leveraging our success to date to develop products for future applications. The advancements we make in one product serve as a springboard for others.

Common scanned-beam technology platform

MEMS Scanner + Light Sources + Optics = Diverse Solutions

LEDS & LASERS

- NEAR-TO-EYE VIRTUAL, OCCLUDED DISPLAYS
- SEE-THROUGH AND DAYLIGHT-READABLE VIRTUAL DISPLAYS
- PROJECTION DISPLAYS

This compounding effect, where technology begets technology and each iteration is an improvement on the last, is an important part of our business strategy. We are focusing on opportunities where our technology advances could translate into OEM solutions for high-volume, high-revenue products for large markets. This pipeline activity in turn is expected to drive future growth as our scanned-beam solutions become increasingly embedded in a vast array of products used around the world.

AUTOMOTIVE HEAD-UP DISPLAYS

Under development with BMW, Volkswagen, Audi, and multiple Tier 1 suppliers to the automotive industry, the MicroHUD is aimed at a market segment that is expected to grow from 102,000 units in 2004 to four million by 2010 (DisplaySearch, 2004).

ADVANCED HEAD-UP NAVIGATION SYSTEMS FOR ROTORCRAFT

Our development experience with the U.S. Army spans eight years. Our current efforts center on a monocular, full-color solution that delivers information for flight navigation and situational awareness.

MEMS-BASED LASER PRINTER ENGINE

Since June 2003, we've been under contract with a large Asian company to develop a laser-scanning engine based on our MEMS chip for high-speed laser printers. We delivered engineering prototypes in the fall of 2004.

MEDICAL PRODUCTS

In partnership with Ethicon Endo-Surgery, Inc., a Johnson & Johnson subsidiary, Microvision is collaborating on the *potential for integration of our proprietary technology* into certain medical products.

EMBEDDED MICRODISPLAYS

In 2004, we continued to work with Canon on the development of electronic viewfinders for digital cameras and displays for other portable consumer devices. We achieved a unique prototype architecture with a nine-megapixel, multizone display using surface-emitting light-emitting diodes.

TOMORROW'S CONSUMER PRODUCTS

Our engineers and scientists are moving our technology closer to solutions for the consumer electronics market: revolutionary new display architectures for gaming and personal theater, scanning systems for laser television, miniature imagers for two-dimensional bar coding, machine vision, industrial and medical imaging, and more.

THE RIGHT TIME. THE RIGHT PLACE.

Advanced by accomplishments in 2004, we find our company in a strong position: Sales of finished goods are increasing, and response from users is positive. Industry recognition has increased our visibility and affirmed the work we've done to date. And we've made exciting strides in our development of new solutions that are designed to meet market demand that is only beginning to reveal its true breadth and depth. In all, we've entered 2005 well situated to further realize Microvision's promise—for our customers, partners, and shareholders alike.

SELECTED FINANCIAL DATA 2004

A summary of selected financial data as of and for the five years ended December 31, 2004 is set forth below:

Year ended December 31,	2004	2003	2002	2001	2000
in thousands, except per share information					
STATEMENT OF OPERATIONS DATA					
Revenue	$ 11,418	$ 14,652	$ 15,917	$ 10,762	$ 8,121
Net loss available for common shareholders	(33,543)	(26,163)	(27,176)	(34,794)	(26,601)
Basic and diluted net loss per share	(1.56)	(1.46)	(1.93)	(2.85)	(2.33)
Weighted-average shares outstanding – basic and diluted	21,493	17,946	14,067	12,200	11,421
BALANCE SHEET DATA					
Cash, cash equivalents and investments available-for-sale	$ 1,268	$ 21,778	$ 15,176	$ 33,652	$ 40,717
Working capital	903	19,781	14,511	33,098	40,551
Total assets	25,538	33,918	32,267	54,055	56,172
Long-term liabilities	52	2,204	1,480	552	714
Mandatorily redeemable preferred stock	7,647	—	—	—	—
Total shareholders' equity	7,190	23,295	17,416	32,326	50,042

Lumera was deconsolidated in July, 2004.

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MICROVISION, INC.

We have completed an integrated audit of Microvision's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Microvision and its subsidiary at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

INTERNAL CONTROL OVER FINANCIAL REPORTING Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Seattle, Washington
March 15, 2005

CONSOLIDATED BALANCE SHEETS

December 31,	2004	2003
in thousands, except per share information		
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,268	$ 10,700
Investment securities, available-for-sale	—	11,078
Accounts receivable, net of allowances of $193 and $109	5,227	1,896
Costs and estimated earnings in excess of billings on uncompleted contracts	597	664
Inventory	3,167	331
Other current assets	1,293	1,684
Total current assets	11,552	26,353
Investment in Lumera	10,201	—
Property and equipment, net	2,318	5,963
Restricted investments	1,238	1,269
Other assets	229	333
Total assets	$ 25,538	$ 33,918
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 2,624	$ 1,223
Accrued liabilities	4,538	5,164
Allowance for estimated contract losses	53	—
Billings in excess of costs and estimated earnings on uncompleted contracts	3,318	53
Current portion of capital lease obligations	39	62
Current portion of long-term debt	77	70
Total current liabilities	10,649	6,572
Research liability, net of current portion	—	1,948
Capital lease obligations, net of current portion	9	34
Long-term debt, net of current portion	22	99
Deferred rent, net of current portion	21	107
Other long-term liabilities	—	16
Total liabilities	10,701	8,776
Commitments and contingencies (note 14)	—	—
Minority interests	—	1,847
Mandatorily redeemable convertible preferred stock, par value $.001; 25,000 shares authorized; 10 and 0 shares issued and outstanding (liquidation preference of $10,000)	7,647	—
SHAREHOLDERS' EQUITY		
Common stock, par value $.001; 73,000 shares authorized; 21,509 and 21,449 shares issued and outstanding	22	21
Additional paid-in capital	196,929	180,354
Deferred compensation	(305)	(846)
Subscriptions receivable from related parties	(166)	(166)
Receivables from related parties, net	(1,823)	(1,823)
Accumulated other comprehensive income	—	25
Accumulated deficit	(187,467)	(154,270)
Total shareholders' equity	7,190	23,295
Total liabilities, minority interests and shareholders' equity	$ 25,538	$ 33,918

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31,	2004	2003	2002
in thousands, except per share information			
Contract revenue	$ 8,821	$ 13,517	$ 15,389
Product revenue	2,597	1,135	528
Total revenue	11,418	14,652	15,917
Cost of contract revenue	5,539	5,988	6,469
Cost of product revenue	3,868	1,058	528
Total cost of revenue	9,407	7,046	6,997
Gross margin	2,011	7,606	8,920
Research and development expense (exclusive of non-cash compensation expense of $548, $1,006 and $1,138 for 2004, 2003 and 2002, respectively)	14,709	23,316	25,519
Sales, marketing, general and administrative expense (exclusive of non-cash compensation expense of $1,570, $1,150 and $846 for 2004, 2003 and 2002, respectively)	19,228	15,827	16,798
Non-cash compensation expense	2,118	2,156	1,984
Loss (gain) on disposal of fixed assets, net	1	(36)	—
Total operating expenses	36,056	41,263	44,301
Loss from operations	(34,045)	(33,657)	(35,381)
Interest income	272	381	1,059
Interest expense	(151)	(51)	(59)
Realized gain on sale of investment securities	—	39	88
Loss due to impairment of long-term investment	—	—	(624)
Loss before minority interests and equity in losses of Lumera	(33,924)	(33,288)	(34,917)
Minority interests in loss of consolidated subsidiary	2,438	7,125	7,741
Equity in losses of Lumera	(1,711)	—	—
Net loss	(33,197)	(26,163)	(27,176)
Less: stated dividend on mandatorily redeemable convertible preferred stock	(108)	—	—
Non-cash accretion on preferred stock	(238)	—	—
Net loss available for common shareholders	$ (33,543)	$ (26,163)	$ (27,176)
Net loss per share basic and diluted	$ (1.56)	$ (1.46)	$ (1.93)
Weighted-average shares outstanding basic and diluted	21,493	17,946	14,067

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

in thousands	Mandatorily redeemable convertible preferred stock Shares	Par value
BALANCES AT DECEMBER 31, 2001	—	$ —
Exercise of warrants and options	—	—
Sales of common stock	—	—
Revaluations of warrants and options	—	—
Collection of subscriptions receivable	—	—
Amortization of deferred compensation	—	—
Other comprehensive income	—	—
Net loss	—	—
BALANCE AT DECEMBER 31, 2002	—	—
Issuance of options to board members for services	—	—
Issuance of stock, options and warrants to non-employees for services	—	—
Exercise of warrants and options	—	—
Sales of common stock	—	—
Revaluations of warrants and options	—	—
Extension of expiring employee options	—	—
Amortization of deferred compensation	—	—
Reclassification of receivables from related parties	—	—
Establishment of par value of common stock	—	—
Other comprehensive income	—	—
Net loss	—	—
BALANCE AT DECEMBER 31, 2003		
Issuance of options to board members for services	—	—
Issuance of stock, options and warrants to non-employees for services	—	—
Issuance of Lumera options to Microvision employees	—	—
Amortization of deferred compensation	—	—
Exercise of warrants and options	—	—
Sales of common stock	—	—
Sales of preferred stock and warrants	10	8,590
Beneficial conversion feature of mandatorily redeemable convertible preferred stock	—	(1,181)
Dividend on preferred stock	—	—
Non-cash accretion on mandatorily redeemable convertible preferred stock	—	238
Net change in interest gain on Lumera initial public offering	—	—
Other comprehensive income	—	—
Net loss	—	—
BALANCE AT DECEMBER 31, 2004	10	$ 7,647

The accompanying notes are an integral part of these financial statements.

Shareholders' equity								
Common stock		Paid-in capital and common stock	Deferred	Subscriptions receivable from related	Receivables from related	Accumulated other comprehensive	Accumulated	Shareholders'
Shares	Par value	no par value	compensation	parties	parties	(loss) income	deficit	equity
12,998	$ —	$ 135,954	$ (2,803)	$ (321)	$ —	$ 427	$ (100,931)	$ 32,326
8	—	15	—	—	—	—	—	15
2,148	—	11,560	—	—	—	—	—	11,560
—	—	(471)	471	—	—	—	—	—
—	—	—	—	155	—	—	—	155
—	—	—	842	—	—	—	—	842
—	—	—	—	—	—	(306)	—	(306)
—	—	—	—	—	—	—	(27,176)	(27,176)
15,154	—	147,058	(1,490)	(166)	—	121	(128,107)	17,416
—	—	1	(1)	—	—	—	—	—
9	—	252	(189)	—	—	—	—	63
82	—	538	—	—	—	—	—	538
6,204	—	32,385	—	—	—	—	—	32,385
—	—	(4)	4	—	—	—	—	—
—	—	145	—	—	—	—	—	145
—	—	—	830	—	—	—	—	830
—	—	—	—	—	(1,823)	—	—	(1,823)
—	21	(21)	—	—	—	—	—	—
—	—	—	—	—	—	(96)	—	(96)
—	—	—	—	—	—	—	26,163	(26,163)
21,449	21	180,354	(846)	(166)	(1,823)	25	(154,270)	23,295
—	—	81	(81)	—	—	—	—	—
—	—	143	(143)	—	—	—	—	—
—	—	134	—	—	—	—	—	134
—	—	—	765	—	—	—	—	765
60	1	382	—	—	—	—	—	383
—	—	(8)	—	—	—	—	—	(8)
—	—	1,281	—	—	—	—	—	1,281
—	—	1,181	—	—	—	—	—	1,181
—	—	(108)	—	—	—	—	—	(108)
—	—	(238)	—	—	—	—	—	(238)
—	—	13,727	—	—	—	—	—	13,727
—	—	—	—	—	—	(25)	—	(25)
—	—	—	—	—	—	—	(33,197)	(33,197)
21,509	$ 22	$ 196,929	$ (305)	$ (166)	$ (1,823)	$ —	$ (187,467)	$ 7,190

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Year ended December 31,	2004	2003	2002
in thousands			
Net loss	$ (33,197)	$ (26,163)	$ (27,176)
Other comprehensive income (loss) – unrealized gain (loss) on investment securities, available-for-sale:			
unrealized holding gains (losses) arising during period	(25)	(57)	(218)
Less: reclassification adjustment for gains realized in net loss	—	(39)	(88)
Net unrealized gain (loss)	(25)	(96)	(306)
Comprehensive loss	$ (33,222)	$ (26,259)	$ (27,482)

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,	2004	2003	2002
in thousands			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (33,197)	$ (26,163)	$ (27,176)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATIONS			
Depreciation	2,406	3,113	2,943
Loss (gain) on disposal of fixed assets, net	1	(36)	—
Non-cash expenses related to issuance of stock, warrants, and options, and amortization of deferred compensation	2,118	2,156	1,934
Impairment of long-term investment	—	—	624
Allowance for receivables from related parties	—	200	700
Realized gain on sale of investment securities	—	(39)	—
Minority interests in loss of consolidated subsidiary	(2,438)	(7,125)	(7,741)
Equity in losses of Lumera	1,711	—	—
Non-cash deferred rent	(86)	(85)	(9)
Non-cash interest on notes payable	125	—	—
Allowance for estimated contract losses	53	—	(155)
CHANGE IN			
Accounts receivable	(3,420)	(581)	397
Intercompany receivable	38	—	—
Costs and estimated earnings in excess of billings on uncompleted contracts	35	409	511
Inventory	(2,836)	416	(648)
Other current assets	(427)	(93)	(46)
Other assets	87	40	(206)
Accounts payable	2,631	(68)	(325)
Accrued liabilities	865	705	(47)
Billings in excess of costs and estimated earnings on uncompleted contracts	3,265	(177)	170
Research liability, current and long-term	(1,762)	923	1,025
Net cash used in operating activities	(30,831)	(26,405)	(27,999)

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONT.

Year ended December 31,	2004	2003	2002
in thousands			
CASH FLOWS FROM INVESTING ACTIVITIES			
Sales of investment securities	12,053	3,249	12,701
Purchases of investment securities	(1,000)	(9,080)	(246)
Sales of restricted investment securities	1,269	1,356	1,536
Purchases of restricted investment securities	(1,238)	(1,269)	(1,356)
Collections of receivables from related parties	—	20	—
Advances under receivables from related parties	—	—	(491)
Purchases of property and equipment	(1,040)	(1,549)	(1,354)
Net cash provided by (used in) investing activities	10,044	(7,273)	10,790
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal payments under capital leases	(63)	(90)	(180)
Proceeds from issuance of notes	2,300	—	—
Principal payments under long-term debt	(70)	(63)	(57)
Payment of preferred dividend	(108)	—	—
Payments received on subscriptions receivable	—	—	155
Net proceeds from issuance of common stock and warrants	360	32,924	11,576
Net proceeds from issuance of preferred stock and warrants	9,886	—	—
Net proceeds from sale of subsidiary's equity to minority interests	500	1,735	—
Net cash provided by financing activities	12,805	34,506	11,494
Net increase (decrease) in cash and cash equivalents	(7,982)	828	(5,715)
Cash and cash equivalents at beginning of year	10,700	9,872	15,587
Change in cash due to Lumera deconsolidation	(1,450)	—	—
Cash and cash equivalents at end of year	$ 1,268	$ 10,700	$ 9,872
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for interest	$ 151	$ 51	$ 59
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Property and equipment acquired under capital leases	$ 15	$ 8	$ 127
Other non-cash additions to property and equipment	$ 18	$ 66	$ 173
Issuance of common stock and warrants for services	$ —	$ 159	$ —

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THE COMPANY — NOTE 1

The consolidated financial statements include the accounts of Microvision, Inc. ("Microvision"), a Delaware corporation, and, Lumera Corporation ("Lumera"), a Delaware corporation, (collectively the "Company") a subsidiary that was consolidated prior to July 2004. In July 2004, Lumera completed an initial public offering of its common stock. Microvision was established to acquire, develop, manufacture and market scanned-beam technology, which projects images using a single beam of light. Microvision has entered into contracts with commercial and U.S. government customers to develop applications using the scanned-beam technology. Microvision has introduced two commercial products, Nomad, a see through head-worn display, and Flic, a hand-held bar code scanner. In addition, Microvision has produced and delivered various demonstration units using Microvision's display technology. Microvision is working to commercialize additional products for potential medical, defense, industrial, aviation, and consumer applications.

Lumera was established to develop, manufacture and market optical devices using organic non-linear electro-optical chromophore materials. Lumera is working to commercialize the devices for potential wireless networking and optical networking applications.

Microvision has incurred significant losses since inception. Microvision believes that its cash, cash equivalent and investment securities balances totaling $1,268,000 at December 31, 2004, in addition to proceeds of $10,000,000, from the sale of convertible notes before issuance costs, raised in March 2005 and potential sales of Lumera common stock will satisfy its budgeted cash requirements through December 31, 2005 based on its current operating plan.

The Company's operating plan calls for the addition of sales, marketing, technical and other staff and the purchase of additional laboratory and production equipment. The Company's future expenditures and capital requirements will depend on numerous factors, including the progress of its research and development program, the progress in commercialization activities and arrangements, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and the ability of the Company to establish cooperative development, joint venture and licensing arrangements. There can be no assurance that additional financing will be available to the Company or that, if available, it will be available on terms acceptable to the Company on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements or planned revenues are not generated, the Company may be required to limit its operations substantially. This limitation of operations may include reduction in capital expenditures and reductions in staff and discretionary costs, which may include non-contractual research costs. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can, directly or through arrangements with original equipment manufacturers, introduce products incorporating the scanned-beam technology and optical polymer-based products and the market acceptance and competitive position of such products.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES . . . . NOTE 2

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's management has identified the following areas where significant estimates and assumptions have been made in preparing the financial statements: revenue recognition, allowance for uncollectible receivables, inventory valuation and potential losses from litigation.

PRINCIPLES OF CONSOLIDATION The company has historically included both Microvision and Lumera, a subsidiary that was consolidated through July 2004. In July 2004, Lumera completed an initial public offering of its common stock.

In connection with the Lumera initial public offering, all Lumera Series A and Series B Preferred Stock was converted into Lumera common stock. Immediately after the offering, Microvision owned 5,434,000 shares, or 33%, of the common stock of Lumera. As a result of the change in ownership percentage, Microvision changed the method of accounting for its investment in Lumera to the equity method and after July 2004 recorded its share of Lumera income or losses. Microvision recorded a non-cash change in ownership interest gain of $13.7 million to stockholders equity as a component of additional paid-in capital during 2004.

CASH, CASH EQUIVALENTS AND INVESTMENT SECURITIES The Company considers all investments that mature within 90 days of the date of purchase to be cash equivalents.

Short-term investment securities are primarily debt securities. The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses included in other comprehensive income (loss). Dividend and interest income are recognized when earned. Realized gains and losses are presented separately on the income statement. The cost of securities sold is based on the specific identification method.

INVENTORY Inventory consists of raw material; work in process and finished goods for the Company's Nomad and Flic products. Inventory is recorded at the lower of cost or market with cost determined on the weighted-average method. Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. In addition, Microvision reduces the value of its inventory to its estimated scrap value when management determines that it is not probable that the inventory will be consumed through normal production during the next twelve months.

RESTRICTED INVESTMENTS Restricted investments represents certificates of deposit held as collateral for letters of credit issued in connection with a lease agreement for the corporate headquarters building. Substantially all of the balance is required to be maintained for the term of the lease, which expires in 2006.

LONG-TERM INVESTMENT In December 1999, the Company invested $624,000 in Gemfire Corporation ("Gemfire"), a privately held corporation. Gemfire is a developer of diode laser components for display applications. The Company accounts for the investment in Gemfire using the cost method.

In June 2002, Gemfire announced a recapitalization plan that reduced the value of the Company's investment. As a result, in June 2002, the Company recorded an impairment for the entire value of the investment in Gemfire.

PROPERTY AND EQUIPMENT Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term.

REVENUE RECOGNITION Revenue has primarily been generated from contracts for further development of the scanned-beam technology and to produce demonstration units for commercial enterprises and the United States government. Revenue on such contracts is recorded using the percentage-of-completion method measured on a cost incurred basis.

The percentage of completion method is used because the Company can make reasonably dependable estimates of the contract cost. Changes in contract performance, contract conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Profit incentives are included in revenue when realization is assured.

The Company recognizes losses, if any, as soon as identified. Losses occur when the estimated direct and indirect costs to complete the contract exceed unrecognized revenue. The Company evaluates the reserve for contract losses on a contract-by-contract basis.

Revenue from product shipments is recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition." Revenue is recognized when there is sufficient evidence of an arrangement, the selling price is fixed and determinable and collection is reasonably assured. Revenue for product shipments is recognized upon acceptance of the product by the customer or expiration of the contractual acceptance period, after which there are no rights of return. Provision is made for warranties at the time revenue is recorded. Warranty expense was not material during 2004, 2003, or 2002.

CONCENTRATION OF CREDIT RISK AND SALES TO MAJOR CUSTOMERS Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents, investments and accounts receivable. The Company typically does not require collateral from its customers. The Company has a cash investment policy that generally restricts investments to ensure preservation of principal and maintenance of liquidity.

The United States government accounted for approximately 42%, 49%, and 83% of total revenue during 2004, 2003 and 2002, respectively. Contracts with three commercial customers represented 25%, 35%, and 14% of total revenues during 2004, 2003, and 2002, respectively. At December 31, 2004 one commercial customer accounted for 65% of the accounts receivable balance. The receivable was paid in full in January 2005. The United States government accounted for approximately 21% and 34% of the accounts receivable balance at December 31, 2004 and 2003, respectively. In 2004 and 2003, 11% and 27%, respectively, of consolidated revenue was earned from development contracts with a single commercial customer.

INCOME TAXES Deferred tax assets and liabilities are recorded for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

NET LOSS PER SHARE Basic net loss per share is calculated on the basis of the weighted-average number of common shares outstanding during the periods. Net loss per share assuming dilution is calculated on the basis of the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock equivalents and convertible securities. Net loss per share assuming dilution for 2004, 2003 and 2002 is equal to basic net loss per share because the effect of dilutive securities outstanding during the periods including options and warrants computed using the treasury stock method, is anti-dilutive. The dilutive securities and convertible securities that were not included in earnings per share were 6,836,000, 6,295,000, and 4,051,000, at December 31, 2004, 2003 and 2002, respectively.

RESEARCH AND DEVELOPMENT Research and development costs are expensed as incurred. As described in Note 9, Lumera issued shares of its common stock in connection with a research agreement. The value of these shares was amortized over the period of the research agreement.

FAIR VALUE OF FINANCIAL INSTRUMENTS The Company's financial instruments include cash and cash equivalents, investment securities, accounts receivable, accounts payable, accrued liabilities and long-term debt. The carrying amount of long-term debt at December 31, 2004 and 2003 was not materially different from the fair value based on rates available for similar types of arrangements.

LONG-LIVED ASSETS The Company evaluates the recoverability of its long-lived assets when an impairment is indicated based on expected undiscounted cash flows and recognizes impairment of the carrying value of long-lived assets, if any, based on the fair value of such assets.

RESEARCH LIABILITY The Company recognized expense under the Lumera Sponsored Research Agreement with the UW on a straight-line basis over the remaining term of the agreement. The Company has recorded a liability for the difference between the expense recognized and cash payments. As of December 31, 2003, the Company had recognized cumulative expense of $6.3 million and made cumulative cash payments of $4.4 million.

In April 2004, Lumera and the University of Washington entered into a fourth amendment to the Sponsored Research Agreement. Total payments under the Sponsored Research Agreement were reduced to $5.8 million instead of the original $9.0 million. Lumera recognizes research and development expense under the Sponsored Research Agreement on a straight line basis over the term of the agreement. At the time of the fourth amendment to the Sponsored Research Agreement, Lumera had recognized $6.5 million in expense related to the Sponsored Research Agreement. In April 2004, Lumera recorded a reduction in its liability and an offsetting reduction in expense of $2.4 million to reduce the cumulative expense recognized under the Sponsored Research Agreement to the expense incurred under the fourth amendment on a straight line basis. During 2004, the Company recognized a credit to expense of $1.8 million as a result of the changes to the agreement.

STOCK-BASED COMPENSATION The Company and its subsidiary each have stock-based employee compensation plans, which are more fully described in Note 13.

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related amendments and interpretations, including FASB Interpretation Number ("FIN") 44, "Accounting for Certain Transactions Involving Stock Compensation," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18.

Total non-cash stock option expense related to employee and director awards was $1,057,000, $271,000, and $277,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Had compensation cost for employee and director options been determined using the fair values at the grant dates consistent with the methodology prescribed under SFAS 123, the Company's consolidated net loss available to common shareholders and associated net loss per share would have increased to the pro forma amounts indicated below:

Year ended December 31,	2004	2003	2002
in thousands			
Net loss available for common shareholders, as reported	$ (33,543)	$ (26,163)	$ (27,176)
Add: stock-based employee compensation expense included in net loss available for common shareholders, as reported	339	266	270
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(5,886)	(8,915)	(16,410)
Net loss available for common shareholders, pro forma	$ (39,090)	$ (34,812)	$ (43,316)
Net loss per share, as reported	$ (1.56)	$ (1.46)	$ (1.93)
Basic and diluted, pro forma	$ (1.82)	$ (1.94)	$ (3.08)

NEW ACCOUNTING PRONOUNCEMENTS On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment," which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all share-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. The Company is evaluating the alternative methods for implementing SFAS No. 123(R). If the Company elects to implement SFAS No. 123(R) on July 1, 2005 using the modified prospective method, it expects that the impact on 2005 earnings will be in the range of $600,000 to $1,600,000.

LONG-TERM CONTRACTS . . . NOTE 3

Cost and estimated earnings in excess of billings on uncompleted contracts comprises amounts of revenue recognized on contracts that the Company has not yet billed to customers because the amounts were not contractually billable at December 31, 2004 and 2003. The following table summarizes when the Company will be contractually able to bill the balance as of December 31, 2004 and 2003:

December 31,	2004	2003
Billable within 30 days	$ 577,000	$ 392,000
Billable between 31 and 90 days	2,000	204,000
Billable after 90 days	18,000	68,000
	$ 597,000	$ 664,000

The Company's current contracts with the U.S. government are primarily cost plus fixed fee type contracts. Under the terms of a cost plus fixed fee contract, the U.S. government reimburses the Company for negotiated actual direct and indirect cost incurred in performing the contracted services. The Company is under no obligation to spend more than the contract value to complete the contracted services. The period of performance is generally one year. Each of the Company's contracts with the United States government can be terminated for convenience by the government at any time.

In May 2004, Microvision entered into a $3,900,000 contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet-mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.

In December 2004, Microvision entered into a $6,200,000 contract with Ethicon Endo-Surgery, Inc., a subsidiary of Johnson & Johnson, to integrate Microvision's technology into certain medical products. The contract includes an exclusive license for Microvision's technology for certain human medical applications during the term of the development agreement.

In April 2003, the Company entered into a $2,200,000 contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet-mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.

In April 2003, the Company entered into a $1,600,000 contract modification with the U.S. Army's Medical Research Acquisition Activities, Telemedicine and Advanced Technology Research Center to continue development of a mobile wireless personal display system for medical applications.

In May 2002, the Company entered into a $3,300,000 contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet-mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.

In July 2002, the Company entered into a $1,900,000 contract with the NASA Langley Research Center to deliver a prototype cockpit helmet display for the Synthetic Visions Systems project.

In August 2002, the Company entered into a $1,100,000 contract modification with the U.S. Army's Medical Research Acquisition Activities Telemedicine and Advanced Technology Research Center to continue development of a mobile wireless personal display system for medical applications.

In November 2002, Lumera entered into a $1,000,000 contract modification with the U.S. government to design new Optical Materials appropriate for the fabrication of a wideband optical modulator demonstration system.

The following table summarizes the costs incurred on the Company's revenue contracts:

December 31,	2004	2003
Costs and estimated earnings incurred on uncompleted contracts	$ 6,410,000	$ 15,478,000
Billings on uncompleted contracts	(9,131,000)	(14,867,000)
	$ (2,721,000)	$ 611,000
INCLUDED IN ACCOMPANYING BALANCE SHEETS UNDER THE FOLLOWING CAPTIONS		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 597,000	$ 664,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,318,000)	(53,000)
	$ (2,721,000)	$ 611,000

INVESTMENTS AVAILABLE-FOR-SALE . . . . NOTE 4

The following table summarizes the composition of the Company's available-for-sale investment securities at December 31, 2004 and 2003:

Year ended December 31,	2004	2003
U.S. government debt securities	$ —	$ 6,976,000
U.S. corporate debt securities	$ —	4,102,000
	$ —	$ 11,078,000

The available-for-sale investment securities at December 31, 2003 consisted of the following:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
TYPE OF SECURITY				
Corporate debt securities	$ 4,080,000	$ 24,000	$ (2,000)	$ 4,102,000
U.S. government and agency securities	6,973,000	3,000	—	6,976,000
	$ 11,053,000	$ 27,000	$ (2,000)	$ 11,078,000
MATURITY DATE				
Less than one year	$ 11,053,000			$ 11,078,000
Due in 1-3 years	—			—
	$ 11,053,000			$ 11,078,000

INVENTORY . . . . NOTE 5

Inventory consists of the following:

December 31,	2004	2003
Raw materials	$ 1,607,000	$ 98,000
Work in process	77,000	—
Finished goods	1,483,000	233,000
	$ 3,167,000	$ 331,000

ACCRUED LIABILITIES . . . . NOTE 6

Accrued liabilities consist of the following:

December 31,	2004	2003
Bonuses	$ 1,600,000	$ 1,487,000
Payroll and payroll taxes	763,000	858,000
Compensated absences	475,000	508,000
Taxes other than income taxes	43,000	429,000
Facility closing cost	253,000	431,000
Professional fees	371,000	236,000
Relocation	90,000	205,000
Subcontractors	—	81,000
Other	943,000	929,000
	$ 4,538,000	$ 5,164,000

PROPERTY AND EQUIPMENT, NET . . . . NOTE 7

Property and equipment consist of the following:

December 31,	2004	2003
Lab and production equipment	$ 4,455,000	$ 7,152,000
Leasehold improvements	2,165,000	4,666,000
Computer hardware and software	3,873,000	3,874,000
Office furniture and equipment	1,057,000	1,030,000
	11,550,000	16,722,000
Less: accumulated depreciation	(9,232,000)	(10,764,000)
	$ 2,318,000	$ 5,958,000

The property and equipment balance at December 31, 2003 included $6,105,000 and $3,238,000 of cost and accumulated depreciation, respectively, attributable to Lumera.

RECEIVABLES FROM RELATED PARTIES . . . . . NOTE 8

In 2000, the Board of Directors authorized the Company to provide unsecured lines of credit to each of the Company's three senior officers. The limit of the line of credit is three times the executives' base salary less any amounts outstanding under the Executive Option Exercise Note Plan. In 2002 and 2001, the Board of Directors authorized a $200,000 and $500,000 addition, respectively, to the limit for one senior officer. The lines of credit carry interest rates of 5.4% to 6.2%. The lines of credit must be repaid within one year of the senior officer's termination or within thirty days of demand by the Company in the event of a plan termination, provided that in the event of such a demand the senior officer may elect to deliver a promissory note with a one-year term in lieu of payment. At December 31, 2004 and 2003, a total of $2,723,000 and $2,723,000, respectively, was outstanding under the lines of credit.

The Company determined that one of its senior officers may have insufficient net worth and short-term earnings potential to repay loans outstanding under the Company's lines of credit. In 2003 and 2002, the Company recorded an allowance for doubtful accounts for receivables from senior officers of $200,000 and $700,000, respectively. The balance of the allowance for doubtful accounts for receivables from senior officers was $900,000 and $900,000 at December 31, 2004 and 2003, respectively.

Under current SEC rules, the Company is prohibited from changing the repayment terms of the lines of credit. No repayments have been made on the outstanding lines of credit. At December 31, 2003, the Company reclassified the loan balance to shareholders' equity under the guidance provided by the SEC for loans to shareholders due to the absence of any repayments of the loans to date. The Company has no plans to forgive the principal balance outstanding under the lines of credit.

In 2000, three executive officers of the Company exercised a total of 128,284 stock options, in exchange for full recourse notes totaling $285,000. These notes bear interest at 4.6% to 6.2% per annum. Each note is payable in full upon the earliest of (1) a fixed date ranging from January 31, 2001 to December 31, 2004 depending on the expiration of the options exercised; (2) the sale of all of the shares acquired with the note; (3) on a pro rata basis upon the partial sale of shares acquired with the note, or (4) within 90 days of the officer's termination of employment. At both December 31, 2004 and 2003, a total of $165,600 was outstanding under the full recourse notes. The $165,600 plus accrued interest was paid in full in February 2005. The notes are included as subscriptions receivable from related parties in shareholders' equity on the consolidated balance sheet.

The interest on both the lines of credit and the full recourse notes is forgiven if the executive is an employee of the Company at December 31 of the respective year. Compensation expense of $163,000 was recognized in both 2004 and 2003, respectively, for interest forgiven.

LUMERA SUBSIDIARY EQUITY TRANSACTIONS . . . . . NOTE 9

In March 2000, Lumera issued 4,700,000 shares of its Class B common stock to the Company for services provided by the Company to Lumera valued at $94,000. At the same time, Lumera issued 670,000 shares of its Class B common stock to certain Microvision employees for $12,000 in cash.

In January 2001, Lumera issued 802,000 shares of Lumera Class A common stock to the UW at a value of $3.75 per share in connection with the research agreement. The valuation of the shares issued to the UW was more than the per share carrying amount of the Company's interest in Lumera. Although the Company's percentage ownership in Lumera was reduced as a result of this transaction, the increased value of Lumera stock on the change in ownership interest resulted in a gain for the Company. The amount of the gain of $3,001,000 resulting from the revaluation of the Company's interest in Lumera was credited to paid-in capital.

In March 2001, Lumera issued 2,400,000 shares of its Series A preferred stock at a price of $10.00 per share. Included in this total were 264,000 shares issued to the Company in repayment of intercompany borrowings.

In September 2001, Lumera issued fully vested options to purchase 33,000 shares of Class A common stock at an exercise price of $10.00 per share to a consultant for services completed. The options expire 10 years following the date of issue. The options were valued at $137,000 on the grant date, are not subject to remeasurement and were fully expensed in the period granted. The estimated fair value was determined using the Black-Scholes option-pricing model with the following assumptions: underlying security fair market value of $5.34, dividend yield of zero percent, expected volatility of 80%, risk-free interest rate of 4.0%, expected life of 10 years.

In October 2002, Lumera paid $200,000 and issued a warrant to purchase 164,000 shares of Lumera Class A Common Stock at an exercise price of $3.65 per share to Arizona Microsystems, Inc. in exchange for a license of certain Arizona Microsystems, Inc. technology. The warrant expires 10 years following the date of grant, and vests 25% on the date of grant and 25% annually from the date of grant. The warrant was valued at the date of grant at $133,000. The total purchase price of $333,000 was recorded as capitalized licensing costs. The fair value of the warrant was estimated using the Black-Scholes option pricing model with a stock price of $0.98 per share, dividend yield of zero percent; expected volatility of 100%; risk-free interest rate of 4.0% and expected life of 10 years.

In August 2003, Lumera raised $1,900,000, before issuance costs of $34,000, from the sale of 944,000 shares of Series B convertible preferred stock to Microvision and other purchasers. Microvision purchased 434,000 of these shares for an aggregate purchase price of $868,000. In October 2003, Lumera raised $782,000 before issuance costs of $32,000, from the sale of 391,000 shares of Series B convertible preferred stock. Microvision did not purchase additional shares of Series B preferred stock in the October 2003 offering.

In August 2003, Lumera issued options to purchase an aggregate of 164,000 shares of its Class A Common Stock to two consultants in connection with entering into certain consulting agreements. Each holder was granted a warrant to purchase up to 82,000 shares of Class A Common Stock at a price of $3.65 per share with a 10-year life. In aggregate, 41,000 of the options were vested on the grant date. The remaining 123,000 shares vest one-third on each subsequent annual anniversary of the grant date were subject to remeasurement at each balance sheet date during the vesting period. The deferred compensation and liability related to these options was amortized to non-cash compensation expense over the two-year period of service under the agreements. The aggregate value of both options was estimated at $136,000 at the grant date and December 31, 2003. Total non-cash compensation expense was $315,000 for the period from January 1, 2004 through July 2004, and $32,000 for the year ended December 31, 2003. The fair values of the options were estimated at the grant date and December 31, 2003, using the Black-Scholes option pricing model with the following weighted-average assumptions: underlying security fair market value of $0.98, dividend yield of zero percent; expected volatility of 100% for both measurement dates; risk-free interest rates of 4.4% and 4.3%; and expected lives of 10 and 9.7 years, respectively.

During 2004, Lumera granted options to purchase 415,000 shares of Class A common stock to Lumera employees and directors with a weighted-average exercise price of $2.00. Lumera subsequently determined that the fair market value of its common stock was greater than the exercise price of the options. Lumera recorded aggregate charges of $216,000 during 2004 related to these grants.

During 2004, Lumera granted vested options to purchase 40,000 shares of Class A common stock to Microvision employees with a weighted-average exercise price of $2.00. Lumera subsequently determined that the fair market value of its common stock was greater than the exercise price of the options. The Company recorded aggregate charges of $134,000 during 2004 related to these grants.

In July 2004, Lumera completed an initial public offering of its common stock. As a result of the offering, Microvision's ownership interest in Lumera was reduced to 33%. As a result of the reduction in ownership, Microvision changed to the equity method of accounting for its investment in Lumera. Microvision recorded a non-cash change in interest gain of $13.7 million during the third quarter. Because of uncertainty surrounding the ultimate realizability of the gain, the gain was recorded as an increase to stockholders' equity as a component of additional paid-in capital. As of December 31, 2004, Microvision owned 5,434,000 shares or 33% of Lumera's common stock.

During the period from inception to July 2004, losses in Lumera were first allocated to the holders of the common stock and then to the holders of the preferred shareholders pro rata in accordance with their respective ownership interest. Losses were not allocated to the options and warrants until exercised.

Lumera common stock, Series A preferred stock and Series B preferred stock were eliminated in consolidation with Microvision interests in Lumera common stock, Series A preferred stock, Series B preferred stock and options and warrants to purchase equity in Lumera held by investors other than the Company, and are presented as minority interests on the Company's consolidated balance sheet.

A reconciliation of the changes in ownership interests through Lumera's initial public offering is as follows:

in thousands	Minority interests			Microvision	Total
	Common	Preferred	Total		
BALANCE AT DECEMBER 31, 2001	$ 168	$ 14,656	$ 14,824	$ 517	$ 15,341
Options and warrants	140	—	140	—	140
Loss allocation for 2002	—	(7,741)	(7,741)	(957)	(8,698)
BALANCE AT DECEMBER 31, 2002	308	6,915	7,223	(440)	6,783
Issuance of preferred stock, net	—	1,735	1,735	868	2,603
Options and warrants	14	—	14	—	14
Loss allocation for 2003	—	(7,125)	(7,125)	(958)	(8,083)
BALANCE AT DECEMBER 31, 2003	322	1,525	1,847	(530)	1,317
Issuance of preferred stock, net	—	500	500	—	500
Preferred stock reallocation	—	413	413	(413)	—
Options and warrants	342	—	342	—	342
Loss allocation for 2004	—	(2,438)	(2,438)	(1,286)	(3,724)
BALANCE AT JULY 2004	$ 664	$ —	$ 664	$ (2,229)	$ (1,565)

As a result of the Series B stock issuance, the allocations of Lumera losses changed between Microvision and other minority interests and resulted in an additional $413,000 of losses being allocated to minority interest during 2004, with a resultant change in interest loss allocated to Microvision. In July 2004, Microvision's ownership interest in Lumera was reduced to 33% as a result of Lumera completing an initial public offering of its common stock. As a result of the reduction in ownership, Microvision changed to the equity method of accounting for its investment in Lumera. Microvision recorded a non-cash change in interest gain of $14,139,000 during the third quarter as a result of the change to the equity method. The net change in interest gain for 2004 was $13,727,000. Because of uncertainty surrounding the ultimate realizability of the gain, the gain was recorded as an increase to stockholders' equity as a component of additional paid-in capital.

The following table shows the Lumera balances included in the consolidated balance sheet immediately prior to the change in interest and the reconciliation to the investment account shown at December 31, 2004:

in thousands	
Cash and cash equivalents	$ 657
Costs and estimated earnings in excess of billings on uncompleted contracts	117
Other current assets	1,077
Property and equipment, net	2,369
Other assets	33
Accounts payable	(434)
Accrued liabilities	(1,315)
Current portion of research liability	(78)
Notes payable – current	(2,386)
Other long-term liabilities	(245)
Net assets	(205)
Less minority interest options and warrants	(664)
Cumulative losses in excess of investment	(1,360)
	(2,229)
Gain on change in interest	14,138
Investment losses from July 2004 to December 31,2004	(1,708)
Investment in Lumera	$ 10,201

CONVERTIBLE PREFERRED STOCK . . . . . NOTE 10

In September 2004, Microvision raised $10,000,000 before issuance costs of $90,000 from the sale of 10,000 shares of convertible preferred stock and a warrant to purchase 361,795 shares of common stock. The preferred stock is convertible on demand by the holder into common stock at a conversion price of $6.91 per share of common stock. The initial conversion price is subject to adjustment in the event Microvision issues common stock or derivative securities at a price per share of common stock below the market price or the conversion price of the preferred stock. In addition, upon the request of the preferred stockholder, Microvision is required to redeem the preferred stock for cash in certain circumstances, including in the event of a material breach of representations, warranties or covenants under the purchase agreement or a change in control. Accordingly, Microvision has classified the preferred stock as "mandatorily redeemable convertible preferred stock" in its consolidated balance sheet.

The preferred stock terms include a dividend of 3.5% per annum, payable quarterly in cash or registered common stock, at the election of the Company, subject to certain conditions. The preferred stock matures on September 10, 2007, at which time it is payable in cash or registered common stock, at the election of the Company, subject to certain conditions. Some of the conditions which would preclude the Company from paying in common stock are not within the Company's immediate control. The Company can elect to convert the preferred stock into common stock if the stock price exceeds $12.09 per share, subject to certain conditions. The warrant was vested on the date of grant, has an exercise price of $8.16 per share and expires on September 10, 2009. The initial exercise price is subject to adjustment in the event Microvision issues common stock or derivative securities at a price per share of common stock below the market price or the exercise price of the warrant.

The net cash proceeds of $9,910,000 were allocated to the preferred stock and the warrant based on the relative fair values of the securities. The warrants were valued using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 75%, risk-free interest rate of 3.4%, and contractual life of five years. $1.3 million of the proceeds were allocated to the warrant and were recorded as an increase to additional paid-in capital.

Subsequent to the relative fair value allocation, the effective conversion price of the convertible preferred stock was less than the closing price of Microvision's common stock on the date of commitment to purchase the preferred stock. This beneficial conversion feature was measured as $1,181,000 which represents the difference between the fair value of the common stock and the effective conversion price. This beneficial conversion feature was recorded to additional paid-in capital and will be recorded as a deemed dividend to preferred stockholders (accretion) over the stated life of the preferred stock which is three years.

COMMON STOCK . . . . . NOTE 11

In November 2003, the Company raised $22,250,000, before issuance costs of $1,454,000, from the sale of 3,560,000 shares of common stock to a group of private investors.

In August 2003, the Company issued 8,600 fully vested shares of Microvision common stock to a professional services firm in connection with consulting services provided to the Company. The shares were valued at $7.28, the closing price on the date of issuance, and the full value of the shares, $63,000, was charged to non-cash compensation at the time of issuance.

In March 2003, the Company raised $12,560,000, before issuance costs of $970,000, from the sale of 2,644,000 shares of common stock and warrants to purchase 529,000 shares of common stock at an exercise price of $6.50 per share. Each share of common stock and accompanying partial warrant was sold for $4.75. The warrants are first exercisable in September 2003 and expire in March 2008. The exercise price of the warrants was greater than the fair market value of the common stock on the date of issue.

In August 2002, the Company raised $3,000,000 (before issuance costs) upon issuance of 686,000 shares of common stock to a group of private investors. The investors also acquired fully vested warrants to purchase 137,000 shares of common stock at a price of $6.56 per share, for a period of five years. The exercise price of the warrants was greater than the fair market value of the common stock on the date of issue.

In July 2002, the Company raised $3,000,000 (before issuance costs) upon issuance of 938,000 shares of common stock to a group of private investors. The investors also acquired fully vested warrants to purchase 234,000 shares of common stock at a price of $4.80 per share, for a period of five years. The exercise price of the warrants was greater than the fair market value of the common stock on the date of issue.

In March 2002, the Company raised $6,028,000 (before issuance costs) upon issuance of 524,000 shares of common stock to a group of private investors.

WARRANTS . . . . NOTE 12

In September 2003, the Company issued two warrants to purchase an aggregate of 70,000 shares of common stock to a third party in exchange for services provided to the Company. One warrant grants the holder the right to purchase up to 60,000 shares of common stock at a price of $7.50 per share. The warrant vests in three equal tranches on the date of grant, in December 2003, and March 2004. The other warrant grants the holder the right to purchase up to 10,000 shares at a price of $12.00 per share and vests in March 2004. The unvested warrants were subject to remeasurement at each balance sheet date. The deferred compensation related to these warrants was being amortized to non-cash compensation expense over the fourteen month service period of the agreement. Non-cash amortization expense related to these warrants was $140,000 and $192,000 for 2004 and 2003 respectively. The total value of the warrants was estimated on December 31, 2003 and the grant date at $318,000 and $328,000, respectively. The fair values of the warrants were estimated on the date of grant and December 31, 2003, using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatilities of 83%, risk-free interest rates of 2.7% and dividend yields of zero percent. The expected lives used at the measurement dates above were 4 years and 3.9 years, respectively.

In August 2000, the Company issued warrants to purchase an aggregate of 200,000 shares of common stock to two consultants in connection with entering into certain consulting agreements with the Company. One of the consultants subsequently became a director. The warrants grant each of the holders the right to purchase up to 100,000 shares of common stock at a price of $34.00 per share. The warrants to purchase an aggregate of 150,000 shares vested over three years and were subject to remeasurement at each balance sheet date during the vesting period. The remaining warrants to purchase an aggregate of 50,000 shares had a measurement date at the time of grant. The deferred compensation related to these warrants is being amortized to non-cash compensation expense over the five-year period of service under the agreements. The total original value of both warrants was estimated at $5,476,000. Due to stock price fluctuations, the subsequent values for those warrants subject to remeasurement. On June 7, 2003, the warrants became fully vested and the value of both warrants was fixed. Total non-cash amortization expense was $447,000, $595,000, and $542,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The fair values of the warrants were estimated at June 7, 2003 and December 31, 2002 using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of zero percent, and expected volatility of 83% for all measurement dates; risk-free interest rates of 4.0%, and 5.0% and expected lives of 7.4 and 8.1 years. Deferred compensation related to these warrants at December 31, 2004 was $270,000.

The following summarizes activity with respect to Microvision common stock warrants during the three years ended December 31, 2004:

	Shares	Weighted-average exercise price
OUTSTANDING AT DECEMBER 31, 2001	615,000	$ 25.55
Granted:		
Exercise price greater than fair value	372,000	5.45
Exercised	(5,000)	8.00
Canceled/expired	(7,000)	8.00
OUTSTANDING AT DECEMBER 31, 2002	975,000	18.10
Granted:		
Exercise price greater than fair value	539,000	6.60
Exercise price less than fair value	60,000	7.50
Exercised	—	—
Canceled/expired	—	—
OUTSTANDING AT DECEMBER 31, 2003	1,574,000	13.76
Granted:		
Exercise price greater than fair value	362,000	8.16
Exercised	(22,000)	6.50
Canceled/expired	(196,000)	18.41
OUTSTANDING AT DECEMBER 31, 2004	1,718,000	12.14
EXERCISABLE AT DECEMBER 31, 2004	1,718,000	$ 12.14

The following table summarizes information about the weighted-average fair value of Microvision common stock warrants granted:

Year ended December 31,	**2004**	2003	2002
Exercise price greater than fair value	**$ 4.07**	$ 1.69	$ 1.29
Exercise price less than fair value	—	4.10	—

The following table summarizes information about Microvision common stock warrants outstanding and exercisable at December 31, 2004:

	Warrants outstanding			Warrants exercisable	
Range of Exercise Prices	Number outstanding at Dec. 31, 2004	Weighted-avg. remaining contractual life (years)	Weighted-average exercise price	Number exercisable at Dec. 31, 2004	Weighted-average exercise price
$ 4.80	234,000	2.56	$ 4.80	234,000	$ 4.80
$ 6.50 – $ 6.56	645,000	3.07	6.51	645,000	6.51
$ 7.50 – $ 8.16	422,000	4.41	8.07	422,000	8.07
$ 12.00 – $ 19.20	162,000	0.88	14.64	162,000	14.64
$ 34.00	200,000	5.61	34.00	200,000	34.00
$ 53.00 – $ 61.13	55,000	0.28	53.73	55,000	53.73
$ 4.80 – $ 61.13	1,718,000			1,718,000	

The fair value of the Microvision common stock warrants granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively: dividend yield of zero percent for all years; expected volatility of 75%, 83% and 83%; risk-free interest rates of 3.4%, 2.1%, and 2.2% and expected lives of 5, 3 and 2 years, respectively.

OPTIONS . . . . NOTE 13

The Company has several stock option plans ("Option Plans") that provide for granting incentive stock options ("ISOs") and nonqualified stock options ("NSOs") to employees, directors, officers and certain non-employees of the Company as determined by the Board of Directors, or its designated committee ("Plan Administrator"). The Company deems the fair market value of its stock on any given trading day to be the closing price of its stock on the NASDAQ National Market on that date.

In June 2004, the Company granted its independent directors options to purchase an aggregate of 90,000 shares of common stock at an exercise price of $8.35. The exercise price of the options was less than the fair market value of the shares at the date of grant. The Company recorded $81,000 of deferred compensation expense related to these options in June 2004. The deferred compensation is amortized to non-cash compensation expense over the one-year vesting period of the grants. Deferred compensation expense of $46,000 was recorded in 2004, and the remaining $35,000 is recorded as deferred compensation at December 31, 2004.

In December 2003, the Board of Directors authorized extending the original expiration date for all outstanding employee options with original expiration terms of less than 10 years. Under terms of the offer, employees could extend the life of options that had original lives less than 10 years by five years from the original expiration date. No other terms of the options were amended. All options were fully vested on the offer date. The extensions were voluntary and, in total, holders elected to extend 263,000 of the 264,000 eligible shares. At the time of the extensions the Company recorded $145,000 in non-cash compensation expense for the excess of the fair market value of the common stock over the relevant exercise prices of the options on the modification date.

In November 2002, the Company offered to exchange most of its outstanding options to purchase common stock for new options scheduled to be granted on or after June 11, 2003. All eligible options that were properly submitted for exchange were accepted and cancelled effective December 10, 2002. Employees tendered options to purchase an aggregate of 2,521,714 shares of the Company's common stock. Under the terms of the exchange program, the Company granted new options to purchase an aggregate of 1,731,825 shares of the Company's common stock on June 13, 2003. The exercise price of the new options was $7.00 per share.

In May 2002, shareholders approved an amendment to the 1996 Stock Option Plan, increasing the number of shares reserved for the Plan by 2,500,000 to 8,000,000. The shareholders also approved amendments to the Independent Director Stock Option Plan ("Director Option Plan") that increased the total shares reserved for the Plan by 350,000 to 500,000 shares; established a fully vested option grant to purchase 15,000 shares to each independent director upon initial election or appointment to the Board of Directors; increased the number of shares granted in the annual initial and reelection grants from 5,000 to 15,000; granted a one-time option to each independent director to purchase 10,000 shares; and, authorized the Board of Directors to make discretionary grants.

For Option Plan grants, other than non-discretionary grants to directors, the date of grant, option price, vesting period and other terms specific to options granted are determined by the Plan Administrator. The specific terms of Mandatory Director Grants are specified by the plan document.

Stock options issued under the Option Plans, other than the Director Option Plan, generally have vesting ranges from three years to four years; expirations of 10 years; and exercise prices greater than or equal to the fair market value of the Company's stock on the date of grant.

The Director Option Plan provides for two types of Mandatory Grants: a fully vested option to purchase 15,000 shares of common stock to each independent director upon initial election or appointment to the Board of Directors, and an additional initial or annual reelection option to purchase 15,000 shares of common stock, which the earlier of one year or no later than the Company's subsequent regularly scheduled annual shareholders' meeting. For both types of Mandatory Grants, the exercise prices are set equal to the average closing price of the Company's common stock as reported on the NASDAQ National Market during the 10 trading days prior to the date of grant and have 10-year terms. Upon leaving the Board, the director's grants remain exercisable until their expiration dates.

The following table summarizes activity with respect to Microvision common stock options for the three years ended December 31, 2004:

	Shares	Weighted-average exercise price
OUTSTANDING AT DECEMBER 31, 2001	5,057,000	$ 21.52
Granted:		
Exercise price greater than fair value	106,000	10.23
Exercise price equal to fair value	694,000	9.71
Exercised	(3,000)	7.40
Cancelec under exchange program	(2,522,000)	24.63
Forfeited	(256,000)	20.28
OUTSTANDING AT DECEMBER 31, 2002	3,076,000	16.03
Granted:		
Exercise price greater than fair value	1,935,000	7.15
Exercise price equal to fair value	378,000	6.76
Exercise price less than fair value	197,000	6.93
Exercised	(82,000)	6.60
Forfeited	(783,000)	10.06
OUTSTANDING AT DECEMBER 31, 2003	4,721,000	12.43
Granted:		
Exercise price greater than fair value	177,000	7.55
Exercise price equal to fair value	487,000	6.76
Exercise price less than fair value	90,000	8.35
Exercised	(38,000)	6.25
Forfeited	(319,000)	12.03
OUTSTANDING AT DECEMBER 31, 2004	**5,118,000**	**11.72**
EXERCISABLE AT DECEMBER 31, 2004	**3,908,000**	**$ 12.66**

The following table summarizes information about the weighted-average fair value of Microvision common stock options granted:

Year ended December 31,	2004	2003	2002
Exercise pr ce greater than fair value	$ 3.19	$ 3.19	$ 5.45
Exercise price equal to fair value	3.33	4.26	6.58
Exercise price less than fair value	4.58	2.69	—

The following table summarizes information about Microvision common stock options outstanding and exercisable at December 31, 2004:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at Dec. 31, 2004	Weighted-avg. remaining contractual life (years)	Weighted-average exercise price	Number exercisable at Dec. 31, 2004	Weighted-average exercise price
$ 3.25 – $ 6.81	603,000	8.36	$ 5.87	514,000	$ 6.04
$ 7.00 – $ 7.07	1,657,000	8.44	7.00	1,219,000	7.00
$ 7.20 – $ 10.47	881,000	8.04	8.49	370,000	8.90
$ 10.60 – $ 14.94	369,000	6.26	12.55	274,000	12.88
$ 15.00 – $ 15.16	897,000	6.80	15.00	897,000	15.00
$ 15.63 – $ 20.00	214,000	6.08	18.42	179,000	18.48
$ 20.25 – $ 33.50	241,000	6.05	25.62	199,000	25.68
$ 34.00 – $ 60.75	256,000	5.30	35.71	256,000	35.71
$ 3.25 – $ 60.75	5,118,000			3,908,000	

FAIR VALUE DISCLOSURES The fair values of Microvision common stock options granted were estimated on the date of each grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively: dividend yield of zero percent for all years; expected volatility of 76%, 83% and 83%; risk-free interest rates of 3.0%, 2.2%, and 4.2%; and expected lives of 3, 3 and 5 years. Actual forfeitures of 6.8%, 25.4% and 54.9% were used for the years ended December 31, 2004, 2003, and 2002 respectively. Excluding shares cancelled under the voluntary extension for grants with terms less than 10 years, the actual forfeiture rate for 2003 was 16.3%. Excluding shares cancelled under the November 1, 2002 voluntary stock option exchange offer, the actual forfeiture rate for 2002 was 5.0%.

LUMERA STOCK OPTIONS In 2000, Lumera adopted the 2000 Stock Option Plan (the "2000 Plan"). The 2000 Plan provided for the granting of stock options to employees, consultants and non-employee directors of Lumera. Lumera reserved 3,000,000 shares of Lumera Class A Common Stock for issuance pursuant to the 2000 Plan. Following the adoption of the 2004 Equity Incentive Plan in July 2004, no more options will be issued under the 2000 Stock Option Plan. Grants, net of shares exercised and forfeited, under the Lumera 2000 Stock Option Plan totaled 1,521,080 shares at December 31, 2004.

In July 2004, Lumera adopted the 2004 Equity Incentive Plan (the "2004 Plan"). Awards under the Plan, can be a combination of stock options, stock appreciation rights, restricted stock, unrestricted stock, stock units (including restricted stock units), performance awards, cash awards and other awards not described that are convertible into or otherwise based on Lumera's stock. The 2004 Plan established an initial option pool of 2,000,000 shares.

Options under both the 2000 plan and the 2004 Plan may be granted for periods up to 10 years. Options granted under either plan may be either Incentive Stock Options ("ISO"'s) or non-qualified stock options. The exercise price of an ISO cannot be less than 100% of the estimated fair value of the common stock at the date of grant. To date, options granted generally vest over four years.

The following table presents activity under the Plans:

	Shares	Weighted-average excercise price
OUTSTANDING AT DECEMBER 31, 2001	634,830	$ 7.36
Granted:		
Exercise price equal to fair value	96,600	10.00
Forfeited	(98,000)	4.63
OUTSTANDING AT DECEMBER 31, 2002	633,430	8.18
Granted:		
Exercise price greater than fair value	308,450	3.38
Forfeited	(36,700)	10.00
OUTSTANDING AT DECEMBER 31, 2003	905,180	6.74
Granted:		
Exercise price greater than fair value	5,000	2.00
Exercise price less than fair value	709,900	2.19
Forfeited	(91,500)	3.11
OUTSTANDING AT JULY 22, 2004	1,528,580	4.67
EXERCISABLE AT JULY 22, 2004	800,718	$ 5.83

COMMITMENTS AND CONTINGENCIES .... NOTE 14

AGREEMENTS WITH THE UNIVERSITY OF WASHINGTON In October 1993, the Company entered into a Research Agreement and an exclusive license agreement ("License Agreement") with the UW. The License Agreement grants the Company the rights to certain intellectual property, including the technology being subsequently developed under the Microvision research agreement ("Research Agreement"), whereby the Company has an exclusive, royalty-bearing license to make, use and sell or sublicense the licensed technology. In consideration for the license, the Company agreed to pay a one-time nonrefundable license issue fee of $5,134,000. Payments under the Research Agreement were credited to the license fee. In addition to the nonrefundable fee, which has been paid in full, the Company is required to pay certain ongoing royalties. Beginning in 2001, the Company is required to pay the UW a nonrefundable license maintenance fee of $10,000 per quarter, to be credited against royalties due.

LITIGATION The Company is subject to various claims and pending or threatened lawsuits in the normal course of business. The Company is not currently party to any legal proceedings that management believes the adverse outcome of which would have a material adverse effect on the Company's financial position, results of operations or cash flows.

LEASE COMMITMENTS The Company leases its office space and certain equipment under noncancelable capital and operating leases with initial or remaining terms in excess of one year. The Company entered into a facility lease that commenced in April 1999, which includes extension and rent escalation provisions over the seven-year term of the lease. Rent expense is recognized on a straight-line basis over the lease term.

The company entered into a 42-month facility lease that commenced in 2002 for office space in San Mateo, California. The Company has entered into a sublease agreement for this office space.

Future minimum rental commitments under capital and operating leases for years ending December 31 are as follows:

	Capital leases	Operating leases
2005	$ 42,000	$ 1,985,000
2006	6,000	473,000
2007	4,000	46,000
2008	—	—
2009	—	—
Thereafter	—	—
Total minimum lease payments	52,000	$ 2,504,000
Less: amount representing interest	(4,000)	
Present value of capital lease obligations	48,000	
Less: current portion	(39,000)	
Long-term obligation at December 31, 2004	$ 9,000	

Operating lease commitments amounts do not include the impact of contractual sublease receipts of $474,000 and $79,000 for the years ended December 31, 2005 and 2006, respectively.

The capital leases are collateralized by the related assets financed and by security deposits held by the lessors under the lease agreements. The cost and accumulated depreciation of equipment under capital leases was $1,175,000 and $1,053,000 respectively at December 31, 2004 and $1,160,000 and $928,000, respectively, at December 31, 2003.

Net rent expense was $1,689,000, $2,302,000, and $1,639,000 for 2004, 2003 and 2002, respectively. Rent expense in 2003 includes $540,000 for the closure of the Company's facility in San Mateo, California. Sub-lease income of $363,000, $226,000 and $77,000 for 2004, 2003, and 2002 respectively was included as a reduction in rent expense.

LONG-TERM DEBT During 1999, the Company entered into a loan agreement with the lessor of the Company's corporate headquarters to finance $420,000 in tenant improvements. The loan carries a fixed interest rate of 10% per annum, is repayable over the initial term of the lease, which expires in 2006, and is secured by a letter of credit. The balance of the loan was $99,000 and $169,000 at December 31, 2004 and 2003 respectively.

INCOME TAXES . . . . NOTE 15

A provision for income taxes has not been recorded for 2004, 2003 or 2002 due to valuation allowances placed against the net operating losses and deferred tax assets arising during such periods. A valuation allowance has been recorded for all deferred tax assets because based on the Companies' history of losses since inception, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets.

At December 31, 2004, Microvision has net operating loss carry-forwards of approximately $168 million, for federal income tax reporting purposes. In addition, Microvision has research and development tax credits of $2,218,000. The net operating loss carry-forwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2008 to 2024 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of the Company's stockholders during any three-year period would result in limitations on the Company's ability to utilize its net operating loss carry-forwards. The Company has determined that such a change occurred during 1995 and the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change occurred in 1996; and the limitation for losses generated in 1996 is approximately $1,600,000.

Deferred tax assets are summarized as follows:

December 31,	2004	2003
Net operating loss carry-forwards Microvision	$ 57,112,000	$ 47,351,000
R&D credit carry-forwards Microvision	2,218,000	1,927,000
Other	4,642,000	3,679,000
	63,972,000	52,957,000
Less: valuation allowance	(63,972,000)	(52,957,000)
Deferred tax assets	$ —	$ —

The valuation allowance and the research and development credit-carry-forwards account for substantially all of the difference between the Company's effective income tax rate and the Federal statutory tax rate of 34%.

Certain net operating losses arise from the deductibility for tax purposes of compensation under nonqualified stock options equal to the difference between the fair value of the stock on the date of exercise and the exercise price of the options. For financial reporting purposes, the tax effect of this deduction when recognized is accounted for as a credit to shareholders' equity.

RETIREMENT SAVINGS PLAN . . . NOTE 16

The Company has a retirement savings plan ("the Plan") that qualifies under Internal Revenue Code Section 401(k). The Plan covers all qualified employees. Contributions to the Plan by the Company are made at the discretion of the Board of Directors.

In February 2000, the Board of Directors approved a plan amendment to match 50% of employee contributions to the Plan up to 6% of the employee's per pay period compensation, starting on April 1, 2000. During 2004, 2003 and 2002, the Company contributed $337,000, $392,000 and $351,000 respectively, to the Plan under the matching program.

SEGMENT INFORMATION . . . NOTE 17

Prior to Lumera's initial public offering in July 2004, the Company was organized into two segments – Microvision, which is engaged in scanned-beam displays and related technologies, and Lumera, which is engaged in optical systems components technology. The segments were determined based on how management views and evaluates the Company's operations.

The accounting policies used to derive reportable segment results are described in Note 2, "Summary of Significant Accounting Policies."

A portion of each segments' administration expenses arise from shared services and infrastructure that Microvision has provided to both segments in order to realize economies of scale and to efficiently use resources. These efficiencies include costs of certain legal, accounting, human resources and other Microvision corporate and infrastructure costs. These expenses are allocated to the segments and the allocation has been determined on a basis that the Company considered to be a reasonable reflection of the utilization of services provided to, or benefits received by, the segments.

Since 2000, Microvision has held an investment in Lumera. From inception to July 2004, Lumera was a consolidated subsidiary and treated as a separate segment within Microvision. Subsequent to July 2004, Lumera became an equity method investment.

At December 31, 2004, Lumera is a significant unconsolidated equity investment of Microvision. For the period that Lumera is an unconsolidated investment (July 2004 through December 31, 2004) Lumera revenue was $303,000, Gross profit was $85,000, Loss from operations was $5,205,000 and Net loss was $5,199,000. At December 31, 2004 Lumera had Current assets of $19,623,000, Noncurrent assets of $13,263,000, Current liabilities of $1,493,000 and Shareholders' equity of $31,393,000.

The following tables reflect the results of the Company's reportable segments under the Company's management system. The performance of each segment is measured based on several metrics. These results are used, in part, by management, in evaluating the performance of, and in allocation of resources to, each of the segments:

	Microvision	Lumera	Elimination	Total
in thousands				
YEAR ENDED DECEMBER 31, 2004				
Contract revenue	$ 8,135	$ 686	$ —	$ 8,821
Product revenue	2,597	—	—	2,597
Cost of contract revenue	5,106	433	—	5,539
Cost of product revenue	3,868	—	—	3,868
Research and development expense	13,581	1,129	—	14,710
Marketing, general and administrative expense	17,795	1,433	—	19,228
Non-cash compensation expense	821	1,297	—	2,118
Interest income	270	2	—	272
Interest expense	31	120	—	151
Segment loss	32,257	3,724	(2,438)	33,543
Depreciation	1,711	695	—	2,406
Expenditures for capital assets	970	70	—	1,040
Segment assets	25,538	—	—	25,538
YEAR ENDED DECEMBER 31, 2003				
Contract revenue	$ 11,792	$ 1,725	$ —	$ 13,517
Product revenue	1,135	—	—	1,135
Cost of contract revenue	5,015	1,014	—	6,029
Cost of product revenue	1,017	—	—	1,017
Research and development expense	16,755	6,561	—	23,316
Marketing, general and administrative expense	14,557	1,270	—	15,827
Non-cash compensation expense	1,115	1,041	—	2,156
Interest income	342	39	—	381
Interest expense	51	—	—	51
Segment loss	25,205	8,083	7,125	26,163
Depreciation	1,924	1,185	—	3,109
Expenditures for capital assets	1,094	455	—	1,549
Segment assets	37,224	4,058	(7,364)	33,918
YEAR ENDED DECEMBER 31, 2002				
Contract revenue	$ 14,443	$ 946	$ —	$ 15,389
Product revenue	528	—	—	528
Cost of contract revenue	6,139	330		6,469
Cost of product revenue	528			528
Research and development expense	18,362	7,157	—	25,519
Marketing, general and administrative expense	15,577	1,221	—	16,798
Non-cash compensation expense	841	1,143	—	1,984
Interest income	860	199	—	1,059
Interest expense	59	—	—	59
Segment loss	26,219	8,698	(7,741)	27,176
Depreciation	1,894	1,049	—	2,943
Expenditures for capital assets	792	562	—	1,354
Segment assets	30,144	8,589	(6,466)	32,267

QUARTERLY FINANCIAL INFORMATION (UNAUDITED) . . . . . NOTE 18

The following table presents the Company's unaudited quarterly financial information for the years ending December 31, 2004 and 2003:

	December 31	September 30	June 30	March 31
YEAR ENDED DECEMBER 31, 2004				
Revenue	$ 3,317,000	$ 2,729,000	$ 2,398,000	$ 2,974,000
Gross margin	76,000	263,000	568,000	1,104,000
Net loss available for common shareholders	(8,247,000)	(10,094,000)	(8,512,000)	(6,690,000)
Net loss per share basic and diluted	(0.38)	(0.47)	(0.40)	(0.31)
YEAR ENDED DECEMBER 31, 2003				
Revenue	$ 4,039,000	$ 2,565,000	$ 4,511,000	$ 3,537,000
Gross margin	2,102,000	1,066,000	2,310,000	2,128,000
Net loss	(5,210,000)	(6,865,000)	(6,692,000)	(7,396,000)
Net loss per share basic and diluted	(0.26)	(0.39)	(0.38)	(0.46)

SUBSEQUENT EVENT . . . . . NOTE 19

In March 2005, Microvision raised $10,000,000 before issuance costs, from the issuance of senior secured exchangeable convertible notes (the "Notes") and warrants to purchase an aggregate of 462,330 shares of Microvision common stock. The Notes are payable in six equal quarterly payments starting in December 2005. The Notes are convertible on demand by the holders into Microvision common stock at a conversion price of $6.84 per share of Microvision common stock and exchangeable on demand by the holders into Lumera common stock at an exchange price of $5.64 per share of Lumera common stock. The terms include a limit on the aggregate number of Lumera common shares that can be used to pay principal of 1,750,000 shares. The Notes are secured by the same 1,750,000 shares of Lumera common stock. The initial conversion price is subject to adjustment in the event Microvision issues common stock or derivative securities at a price per share of common stock below the conversion price of the Note. In addition, upon the request of the Note holders, Microvision is required to redeem the Notes for cash in certain circumstances, including in the event of a material breach of representations, warranties or covenants under the purchase agreement or a change in control.

The Note terms include variable interest at a rate of LIBOR plus 3% within a range of 6% and 8%, payable quarterly. Each principal payment is payable in cash or registered common stock, at the election of the Company, subject to certain conditions. If the Company elects to pay principal in registered common stock, the Note holder can elect to receive payment in either Microvision or Lumera common stock. Interest is payable in cash or Microvision common stock, subject to certain conditions. Some of the conditions which would preclude the Company from paying in common stock are not within the Company's immediate control. The Company can elect to convert the Note into Microvision common stock if the stock price exceeds $11.97 per share for any 20 out of any 30 consecutive days, subject to certain conditions. The warrants are immediately exercisable, have an exercise price of $6.84 per share and expire in March 2010. The initial exercise price is subject to adjustment in the event Microvision issues common stock or derivative securities at a price per share of common stock below or the exercise price of the warrant.

CONTROLS AND PROCEDURES . . . . ITEM 9A

(A) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES The Chief Executive Officer and the Chief Financial Officer evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15-d-15(e) under the Securities and Exchange Act of 1934) prior to the filing of this annual report. Based on that evaluation, they concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were, in design and operation, effective.

(B) MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this Annual Report on Form 10-K.

(C) CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING There have not been any changes in the Company's internal control over financial reporting during the quarter ended December 31, 2004 which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS . .

OVERVIEW The Company commenced operations in May 1993 to develop and commercialize technology for displaying images and information onto the retina of the eye. In 1993, the Company acquired an exclusive license to the Virtual Retinal Display technology from the University of Washington and entered into a research agreement with the University of Washington to further develop the Virtual Retinal Display technology. The Company has continued to develop the Virtual Retinal Display technology as part of its broader research and development efforts relating to the scanned-beam technology.

In February 2004, Microvision introduced a new version of its see-through monochrome head-worn display called Nomad Expert Technician System. The Company also produces and sells Flic, a hand-held bar code scanner. The Company has also developed demonstration scanned-beam displays, including hand-held and head-worn color versions and is currently refining and developing its scanned-beam display technology for potential medical, defense, industrial, aerospace and consumer applications. The Company expects to continue funding prototype and demonstration versions of products incorporating the scanned-beam technology at least through 2005. Future revenues, profits and cash flow and the Company's ability to achieve its strategic objectives as described herein will depend on a number of factors, including acceptance of the scanned-beam technology by various industries and original equipment manufacturers, market acceptance of products incorporating the scanned-beam technology and the technical performance of such products.

The Company has incurred substantial losses since its inception and expects to incur a substantial loss during the year ended December 31, 2005.

KEY ACCOUNTING POLICIES AND ESTIMATES The Company's discussions and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, contract losses, bad debts, investments and contingencies and litigation. The Company bases its estimates on historical experience, terms of existing contracts, its evaluation of trends in the display and image capture industries, information provided by its current and prospective customers and strategic partners, information available from other outside sources, and on various other assumptions management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following key accounting policies require its more significant judgments and estimates used in the preparation of its consolidated financial statements:

REVENUE RECOGNITION The Company recognizes revenue as work progresses on long-term, cost plus fixed fee and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. The Company uses this revenue recognition methodology because it can make reasonably dependable estimates of the revenue and costs. Recognized revenues are subject to revisions as the contract progresses to completion and actual revenue and cost become certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known.

The Company's product sales generally include acceptance provisions. The Company recognizes revenue for product shipments upon acceptance of the product by the customer or expiration of the contractual acceptance period.

LOSSES ON UNCOMPLETED CONTRACTS The Company maintains an allowance for estimated losses if a contract has an estimated cost to complete that is in excess of the remaining contract value. The entire estimated loss is recorded in the period in which the loss is first determined. The Company determines the estimated cost to complete a contract through a detail review of the work to be completed, the resources available to complete the work and the technical difficulty of the remaining work. If the actual cost to complete the contract is higher than the estimated cost, the entire loss is recognized.

The actual cost to complete a contract can vary significantly from the estimated cost, due to a variety of factors including availability of technical staff, availability of materials and technical difficulties that arise during a project. Most of the Company's development contracts are cost plus fixed fee type contracts. Under these types of contracts, the Company is not required to spend more than the contract value to complete the contracted work.

ALLOWANCE FOR UNCOLLECTIBLE RECEIVABLES The Company maintains general allowances for uncollectible receivables, including accounts receivable, cost and estimated earnings in excess of billings on uncompleted contracts and receivables from related parties. The Company reviews several factors in determining the allowances including the customer's past payment history and financial condition. If the financial condition of our customers or the related parties with whom the Company has receivables were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

INVENTORY The Company values inventory at the lower of cost or market with cost determined on a weighted-average cost basis. The Company reviews several factors in determining the market value of its inventory including evaluating the replacement cost of the raw materials and the net realizable value of the finished goods. If we do not achieve our targeted sales prices or if market conditions for our components or products were to decline, additional reductions in the carrying value of the inventory would be required.

LITIGATION The Company believes that the probability of an unfavorable outcome to any potential pending or threatened litigation is low and therefore has not recorded an accrual for any potential loss. The Company's current estimated range of liability related to any potential pending litigation is based on claims for which our management can estimate the amount and range of potential loss. As additional information becomes available, the Company will assess the potential liability related to any pending litigation and, if appropriate, revise its estimates. Such revisions in the Company's estimates of the potential liability could materially impact our results of operation and financial position.

The key accounting policies described above are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management to apply its judgment or make estimates. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result to the Company's consolidated financial statements. Additional information about Microvision's accounting policies, and other disclosures required by generally accepted accounting principles, are set forth in the notes to the Company's consolidated financial statements, which begin on page 26 of this Annual Report on Form 10-K.

Inflation has not had a material impact on the Company's net sales, revenues, or income from continuing operations over the Company's three most recent fiscal years.

RESULTS OF OPERATIONS Until July 2004, the Company was organized into two segments – Microvision, which is engaged in scanned-beam displays and related technologies, and Lumera, which is engaged in optical systems components technology. The segments were determined based on how management views and evaluates the Company's operations.

A portion of each segments' administration expenses arose from shared services and infrastructure that Microvision provided to both segments in order to realize economies of scale and to efficiently use resources. These efficiencies included costs of certain legal, accounting, human resources and other Microvision corporate and infrastructure costs. These expenses were allocated to the segments and the allocation was determined on a basis that the Company considered to be a reasonable reflection of the utilization of services provided to, or benefits received by, the segments.

In connection with the Lumera initial public offering, all Lumera Series A and Series B Preferred Stock was converted into Lumera common stock. Immediately after the offering, Microvision owned 5,434,000 shares, or 33%, of the common stock of Lumera. As a result of the change in ownership percentage, Microvision changed the method of accounting for its investment in Lumera to the equity method. Microvision recorded a non-cash change in ownership interest gain of $13.7 million to stockholders equity as a component of additional paid-in capital during the third quarter. Microvision consolidated Lumera's results through July 2004 in its consolidated financial statements.

The following tables reflect the results of the Company's segments under the Company's management system. The performance of each segment is measured based on several metrics. These results were used, in part, by management, in evaluating the performance of, and in allocation of resources to, each of the segments:

In thousands	Microvision	Lumera	Elimination	Total
YEAR ENDED DECEMBER 31, 2004				
Contract revenue	$ 8,135	$ 686	$ —	$ 8,821
Product revenue	2,597	—	—	2,597
Cost of contract revenue	5,106	433	—	5,539
Cost of product revenue	3,868	—	—	3,868
Research and development expense	13,581	1,129	—	14,710
Marketing, general and administrative expense	17,795	1,433	—	19,228
Non-cash compensation expense	821	1,297	—	2,118
Interest income	270	2	—	272
Interest expense	31	120	—	151
Segment loss	32,257	3,724	(2,438)	33,543
Depreciation	1,711	695	—	2,406
Expenditures for capital assets	970	70	—	1,040
Segment assets	25,538	—	—	25,538
YEAR ENDED DECEMBER 31, 2003				
Contract revenue	$ 11,792	$ 1,725	$ —	$ 13,517
Product revenue	1,135	—	—	1,135
Cost of contract revenue	5,015	1,014	—	6,029
Cost of product revenue	1,017	—	—	1,017
Research and development expense	16,755	6,561	—	23,316
Marketing, general and administrative expense	14,557	1,270	—	15,827
Non-cash compensation expense	1,115	1,041	—	2,156
Interest income	342	39	—	381
Interest expense	51	—	—	51
Segment loss	25,205	8,083	7,125	26,163
Depreciation	1,924	1,185	—	3,109
Expenditures for capital assets	1,094	455	—	1,549
Segment assets	37,224	4,058	(7,364)	33,918
YEAR ENDED DECEMBER 31, 2002				
Contract revenue	$ 14,443	$ 946	$ —	$ 15,389
Product revenue	528	—	—	528
Cost of contract revenue	6,139	330	—	6,469
Cost of product revenue	528	—	—	528
Research and development expense	18,362	7,157	—	25,519
Marketing, general and administrative expense	15,577	1,221	—	16,798
Non-cash compensation expense	841	1,143	—	1,984
Interest income	860	199	—	1,059
Interest expense	59	—	—	59
Segment loss	26,219	8,698	(7,741)	27,176
Depreciation	1,894	1,049	—	2,943
Expenditures for capital assets	792	562	—	1,354
Segment assets	30,144	8,589	(6,466)	32,267

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

CONTRACT REVENUE Contract revenue decreased by $4.7 million, or 35%, to $8.8 million from $13.5 million in 2003. The decrease resulted from a lower level of development contract business performed in 2004 than that performed in 2003 on contracts entered into in both 2004 and 2003.

Contract revenue is earned from the Company's work on development contracts with the United States government and commercial enterprises. In 2004, 55% of contract revenue was derived from performance on development contracts with the United States government and 45% from performance on development contracts with commercial customers. In comparison, 53% of revenue was derived from performance on development contracts with the United States government and 47% from performance on development contracts with commercial customers in 2003. In 2003, 29% of consolidated contract revenue was earned from development contracts with a single commercial customer. The Company expects contract revenue to fluctuate significantly from year to year.

In May 2004, Microvision entered into a $3.9 million contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet-mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.

In December 2004, Microvision entered into a $6.2 million contract with Ethicon Endo-Surgery, Inc., a subsidiary of Johnson & Johnson, to integrate Microvision's technology into certain medical products. The contract includes an exclusive license for Microvision's technology for certain human medical applications during the term of the development agreement.

The Company had a contract revenue backlog of $7.0 million at December 31, 2004. The backlog is composed of development contracts, including amendments, entered through December 31, 2004. The Company plans to complete all of the contract backlog during 2005.

PRODUCT REVENUE Microvision earns product revenue from the sale of Nomad and Flic. Microvision recognizes revenue on product sales upon customer acceptance or when the right to return has expired. Product revenue increased $1.5 million or 129% to $2.6 million from $1.1 million in 2003. The increase resulted from increased sales of both Flic and Nomad in 2004.

During 2004, Microvision earned $864,000 from the sale of 208 Nomads compared to $855,000 from the sale of 133 Nomads in 2003. Microvision introduced a new version of the Nomad in March 2004. The new version is 40% smaller than the previous version and cost less to produce. Microvision is targeting automotive repair applications for the Nomad. The Nomad is currently installed in 62 automotive repair facilities.

During 2004 and 2003, Microvision recorded $1,732,000 and $280,000 respectively, in revenue from sales of Flic bar code scanners.

The Company had a product revenue backlog of $157,000 at December 31, 2004. The backlog is composed of orders for Nomad and Flic received through December 31, 2004. The Company plans to deliver all products in backlog during 2005.

COST OF CONTRACT REVENUE Cost of contract revenue includes both the direct and allocated indirect costs of performing on development contracts. Direct costs include labor, materials and other costs incurred directly in performing specific projects. Indirect costs include labor and other costs associated with operating the Company's research and product development department and building the technical capabilities of the Company. Cost of revenue is determined both by the level of direct costs incurred on development contracts and by the level of indirect costs incurred in managing and building the technical capabilities and capacity of the Company. The cost of contract revenue can fluctuate substantially from period to period depending on the level of both the direct costs incurred in the performance of projects and the level of indirect costs incurred.

Cost of contract revenue decreased by $449,000, or 8%, to $5.5 million from $6.0 million. On a percentage of revenue basis, cost of contract revenue increased by 43% to 63% from 44% in 2003. The change in cost of revenue as a percentage of revenue is primarily attributable to changes in the contract costs mix. Total direct costs in 2004 decreased approximately 6% from 2003. The direct labor cost portion of direct cost decreased by approximately 6% from 2003. The decrease in direct labor cost resulted from a lower volume of contract work performed during 2004 compared to 2003.

During 2004, the Company experienced unplanned technical difficulties on one significant project. As a result of the difficulties, more direct costs than planned were incurred in completing the project resulting in a lower gross margin during 2004 than in 2003.

Research and development overhead is allocated to both cost of contract revenue and research and development expense based on the proportion of direct labor cost incurred in cost of contract revenue and research and development, respectively.

The Company expects that cost of contract revenue on an absolute dollar basis will increase in the future. This increase will likely result from planned additional development contract work that the Company expects to perform, and commensurate growth in the Company's personnel and technical capacity required to perform on such contracts. The cost of contract revenue, as a percentage of contract revenue, can fluctuate significantly from period to period depending on the contract mix and the level of direct and indirect cost incurred.

COST OF PRODUCT REVENUE Cost of product revenue includes both the direct and allocated indirect costs of manufacturing Nomads and Flics sold to customers. Direct costs include labor, materials and other costs incurred directly in the manufacture of Flic and Nomad. Indirect costs include labor and other costs associated with maintaining Microvision manufacturing capabilities and capacity. Cost of product revenue increased $2.8 million or 266% to $3.9 million from $1.1 million in 2003.

Microvision's costs to produce Nomad units during 2004 were substantially higher than product revenue. Until October 2004, Microvision classified production cost in excess of product revenue as research and development expense. In October 2004, management determined that Nomad production and manufacturing processes were sufficiently mature to support "commercial production" as described in SFAS No. 2 "Accounting for Research and Development Costs." As a result of this determination Microvision began full absorption of manufacturing overhead cost. During the fourth quarter of 2004, the cost of product revenue exceeded product revenue for both the Flic and Nomad products.

Cost of product revenue in 2004 includes the write-off of $764,000 of Flic inventory and $479,000 of Nomad inventory. The write-offs were due to changes in product design and customer demand that caused components and accessories to become obsolete or slow moving. Microvision values inventory at the lower of cost or market. Microvision also reduces the value of its inventory to its estimated scrap value when management determines that it is not probable that the inventory will be utilized through normal production during the next 12 months.

The Company expects that cost of product revenue on an absolute dollar basis will increase in the future. This increase will likely result from increased shipments of commercial products. The Company expects that cost of product revenue will be higher than product revenue until the Company achieves sales volumes that match its production capability.

RESEARCH AND DEVELOPMENT EXPENSE Research and development expense consists of:

- compensation-related costs of employees and contractors engaged in internal research and product development activities,
- research fees paid to the University of Washington under the Lumera Sponsored Research Agreement,
- laboratory operations, outsourced development and processing work,
- fees and expenses related to patent applications, prosecution and protection,
- related operating expenses, and
- cost relating to acquiring and maintaining licenses.

Research and development expense decreased by $8.6 million, or 37%, to $14.7 million from $23.3 million in 2003.

Research and Development expense attributable to Lumera decreased $5.5 million, or 83%, to $1.1 million from $6.6 million in 2003. The decrease in Research and Development expense attributable to Lumera accounts for 64% of the decrease in consolidated Research and Development expense.

In April 2004, Lumera and the University of Washington entered into a fourth amendment to the Sponsored Research Agreement that requires payments of $125,000 for quarters ending March 31, 2004 and June 30, 2004 and eliminates the contingent payment of $2.0 million. For each of the quarters ending September 30, 2004 and December 31, 2004, Lumera was required to pay $250,000. The agreement will terminate in 2005 after payments of $375,000 are made in quarters ending March 31, 2005 and June 30, 2005. Total payments under the Sponsored Research Agreement will be $5.8 million instead of the original $9.0 million. Lumera recognizes research and development expense under the Sponsored Research Agreement on a straight line basis over the term of the agreement. At the time of the fourth amendment to the Sponsored Research Agreement, Lumera had recognized $6.5 million in expense related to the Sponsored Research Agreement. In April 2004, Lumera recorded a reduction in its liability and an offsetting reduction in expense of $2.4 million to reduce the cumulative expense recognized under the Sponsored Research Agreement to the expense incurred under the fourth amendment on a straight line basis.

Research and development expense in 2003 included $645,000 for the closure of Microvision's research and development facility in San Mateo, California. Microvision consolidated its research and development activities in Bothell, Washington in May 2003.

The Company believes that a substantial level of continuing research and development expense will be required to develop commercial products using the scanned-beam technology. Accordingly, the Company anticipates that its research and development expenditures will continue to be significant. These expenses could be incurred as a result of:

- subcontracting work to development partners,
- expanding and equipping in-house laboratories,
- acquiring rights to additional technologies,
- incurring related operating expenses, and
- hiring additional technical and support personnel.

The Company expects that the amount of spending on research and product development will remain high in future quarters as we:

- continue development and commercialization of the Company's scanned-beam technology,
- accelerate development of microdisplays and imaging products to meet emerging market opportunities, and
- pursue other potential business opportunities.

SALES, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSE Sales, marketing, general and administrative expenses include compensation and support costs for sales, marketing, management and administrative staff, and for other general and administrative costs, including legal and accounting, consulting and other operating expenses.

The Company's marketing activities include corporate awareness campaigns, such as web site development and participation at trade shows, corporate communications initiatives, and working with potential customers and joint venture partners to identify and evaluate product applications in which the Company's technology could be integrated or otherwise used.

Sales, marketing, general and administrative expenses increased by $3.4 million, or 22%, to $19.2 million from $15.8 million in 2003. The increase in Sales, marketing, general and administrative expenses are due to the increase in sales and marketing activity related to Nomad and Flic sales. The Company has added sales staff, demonstration equipment and promotion materials to support increased sales of Nomad and Flic. The Company expects sales, marketing, general and administrative expenses to increase as product revenue increases in future periods as the Company:

- adds to its sales and marketing staff,
- makes additional investments in sales and marketing activities, and
- increases the level of corporate and administrative activity.

NON-CASH COMPENSATION EXPENSE Non-cash compensation expense includes the amortization of the value of stock options granted to individuals who are not employees or directors of the Company for services provided to the Company as well as employee stock-based compensation expenses. Non-cash compensation expense decreased by $38,000 or 2% to $2.1 million from $2.2 million in 2003.

In September 2003, Microvision issued two warrants to purchase an aggregate of 70,000 shares of common stock to a third party for services provided to Microvision. One warrant grants the holder the right to purchase up to 60,000 shares of common stock at a price of $7.50 per share. The warrant vested in three equal tranches on the date of grant, in December 2003 and in March 2004. The other warrant to purchase up to 10,000 shares of common stock at a price of $12.00 per share vested in March 2004. The deferred compensation related to these warrants was amortized to non-cash compensation expense over the 14-month service period of the agreement. There is no amortization remaining at December 31, 2004. Non-cash amortization expense related to these warrants was $140,000 and $192,000 for 2004 and 2003, respectively. The total value of the warrants was estimated on December 31, 2003 and the grant date at $318,000 and $328,000, respectively. The fair values of the warrants were estimated on the date of grant and December 31, 2003, using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatilities of 83%, risk-free interest rates of 2.7%, and dividend yields of zero percent. The expected lives used at the measurement dates above were 4 years and 3.9 years, respectively.

In August 2000, Microvision entered into five-year consulting agreements with two independent consultants to provide strategic business and financial consulting services. Under the terms of the agreements, each consultant received a warrant to purchase 100,000 shares of common stock at an exercise price of $34.00 per share. The warrants vested over three years and the unvested portions were subject to remeasurement at each balance sheet date during the vesting period until the end of the vesting period on June 7, 2003. The original value of the warrants was estimated at $5.5 million, however, due to decreases in the Company stock price, the value in June 2003 was estimated to be $3.0 million. In 2004 and 2003, total non-cash amortization for these agreements was $447,000 and $595,000, respectively. The fair values of the warrants were determined in June 2003 and the issue date, using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of zero percent, expected volatility of 83% for both measurement dates, risk-free interest rates of 4.0% and 5.9%, and expected lives of 7.4 and 9.2 years. Deferred compensation related to these warrants at December 31, 2004 was $270,000.

During 2004, Lumera granted options to purchase 415,000 shares of Class A common stock to Lumera employees and directors with a weighted-average exercise price of $2.00. Lumera subsequently determined that the fair market value of its common stock was greater than the exercise price of the options. Lumera recorded aggregate charges of $216,000 during 2004 related to these grants.

During 2004, Lumera granted vested options to purchase 40,000 shares of Class A common stock to Microvision employees with a weighted-average exercise price of $2.00. Lumera subsequently determined that the fair market value of its common stock was greater than the exercise price of the options. The Company recorded aggregate charges of $134,000 during 2004 related to these grants.

The following table shows the components of non-cash compensation expense for 2004 and 2003, respectively:

Year ended December 31,	2004	2003
Microvision stock options issued to third parties	$ 587,000	$ 849,000
Microvision stock options issued to employees	54,000	265,000
Microvision stock and options issued to Independent Directors	46,000	1,000
Lumera options issued to Microvision employees	134,000	—
Lumera non-cash compensation expense	1,297,000	1,041,000
	$ 2,118,000	$ 2,156,000

At December 31, 2004, the Company had $305,000 of unamortized non-cash compensation expense that will be amortized over the next year.

INTEREST INCOME AND EXPENSE Interest income in 2004 decreased by $109,000, or 29%, to $272,000 from $381,000 in 2003. This decrease resulted primarily from lower average cash and investment securities balances in 2004 than the average cash and investment securities balances in the prior year.

Interest expense was consistent with 2004 because the amount of borrowings did not change significantly.

LOSS ON EQUITY IN INVESTMENT SUBSIDIARY In July 2004, Lumera completed an initial public offering of its common stock. In connection with the offering, all Lumera Series A and Series B Preferred Stock was converted to Lumera common stock. Immediately after the offering, Microvision owned 5,434,000 shares, or 33%, of the common stock of Lumera. As a result of the change in ownership percentage, Microvision has changed the method of accounting for its investment in Lumera to the equity method. Under the equity method, Microvision recorded its ownership interest in the net book value of Lumera immediately following the initial public offering as an investment in equity method subsidiary of $11.9 million. Microvision records its pro rata share of Lumera's income or loss as an adjustment in the value of its investment in Lumera. For the period from July 2004 to December 31, 2004 Microvision's share in Lumera's losses was $1.7 million.

INCOME TAXES No provision for income taxes has been recorded because the Company has experienced net losses from inception through December 31, 2004. At December 31, 2004, Microvision had net operating loss carry-forwards of approximately $168.0 million for federal income tax reporting purposes. In addition, Microvision has research and development tax credits of $2.2 million. The net operating losses begin expiring in 2008 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of Microvision's shareholders during any three-year period would result in a limitation on Microvision's ability to utilize a portion of its net operating loss carry-forwards. Microvision has determined that such a change of ownership occurred during 1995 and that the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $761,000. An additional change of ownership occurred in 1996 and the limitation for losses generated in 1996 is approximately $1.6 million.

NON-CASH BENEFICIAL CONVERSION FEATURE OF PREFERRED STOCK In September 2004, Microvision raised $10.0 million before issuance costs of $90,000 from the sale of 10,000 shares of convertible preferred stock and a warrant to purchase 361,795 shares of common stock. The preferred stock is convertible on demand by the holder into common stock at a conversion price of $6.91 per share of common stock. The initial conversion price is subject to adjustment in the event Microvision issues common stock or derivative securities at a price per share of common stock below the market price or the conversion price of the preferred stock. In addition, upon the request of the preferred stockholder, Microvision is required to redeem the preferred stock for cash in certain circumstances, including in the event of a material breach of our representations, warranties or covenants under the purchase agreement or a change in control. Accordingly, Microvision has classified the preferred stock as "mandatorily redeemable convertible preferred stock" in its consolidated balance sheet.

The preferred stock terms include a dividend of 3.5% per annum, payable quarterly in cash or registered common stock, at the election of the Company, subject to certain conditions. The preferred stock matures on September 10, 2007, at which time it is payable in cash or registered common stock, at the election of the Company, subject to certain conditions. Some of the conditions which would preclude the Company from paying in common stock are not within the Company's immediate control. The Company can elect to convert the preferred stock into common stock if the common stock price exceeds $12.09 per share, subject to certain conditions.

The warrant vested on the date of grant, has an exercise price of $8.16 per share and expires on September 10, 2009. The initial exercise price is subject to adjustment in the event the Company issues common stock or derivative securities at a price per share of common stock below the market price or the exercise price of the warrant.

The net cash proceeds of $9,910,000 were allocated to the preferred stock and the warrant based on the relative fair values of the securities. The warrants were valued using the Black-Scholes option-pricing model with the following assumptions: expected volatility, 75%, risk-free interest rate of 3.4%, and a contractual life 5 years. $1.3 million of the proceeds were allocated to the warrant and were recorded as an increase to additional paid-in capital.

Subsequent to the relative fair value allocation, the effective accounting conversion price of the convertible preferred stock was less than the closing price of Microvision's common stock on the date of commitment to purchase the preferred stock. This beneficial conversion feature was measured as $1.2 million, which represents the difference between the fair value of the common stock and the effective accounting conversion price. This beneficial conversion feature was recorded to additional paid-in capital and will be recorded as a deemed dividend to preferred stockholders (accretion) over the stated life of the preferred stock which is three years.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

CONTRACT REVENUE Contract revenue decreased by $1.9 million, or 12%, to $13.5 million from $15.4 million in 2002. The decrease resulted from a lower level of development contract business in 2003 than that performed in 2002 on contracts entered into in both 2003 and 2002.

In 2003, 53% of contract revenue was derived from performance on development contracts with the United States government, 47% from performance on development contracts with commercial customers. In comparison, 86% of revenue was derived from performance on development contracts with the United States government and 14% from performance on development contracts with commercial customers in 2002. In 2003, 29% of consolidated contract revenue was earned from development contracts with a single commercial customer.

During 2003, the Company entered into several development contracts with both commercial and government entities for further development of the scanned-beam technology to meet specific customer applications.

- In February 2003, Microvision extended a development agreement with Canon to further develop miniature displays for use in consumer products including digital cameras and digital video equipment.
- In April 2003, Microvision entered into a $2.2 million contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet-mounted display and imaging system to be used in the Virtual Cockpit Optimization Program.
- In April 2003, Microvision entered into a $1.6 million contract modification with the U.S. Army's Medical Research Acquisition Activities, Telemedicine and Advanced Technology Research Center to continue development of a mobile wireless personal display system for medical applications.
- In October 2003, Microvision entered into a new agreement with Canon to further develop miniature displays for use in consumer products including digital cameras and digital video equipment.
- In December 2003, Lumera entered into a contract extension with a U.S. government agency to continue development of electro-optical polymer materials and devices for wideband optical modulators.
- During 2003, Microvision performed development work for several automotive companies including BMW and Volkswagen of America, to develop automotive displays using the scanned-beam technology. The total value of these contracts was approximately $1.3 million.

The Company had a contract revenue backlog of $3.8 million at December 31, 2003.

PRODUCT REVENUE Product revenue increased by $607,000, or 115% to 1.1 million from $528,000 in 2002. During 2003, Microvision recorded $855,000 in product revenue from the sale of 133 Nomads. In September 2003, Microvision entered into a contract with the Program Executive Office Soldier within the U.S. Army to supply the Stryker Brigade Combat Team with 100 Nomads. In addition, Microvision continued development of a next-generation Nomad that was launched in February 2004.

During 2003, Microvision recorded $280,000 in product revenue from sales of Flic bar code scanners. In January 2003, Microvision entered into a supply agreement to provide a private labeled Flic bar code scanner to NCR. During 2003, Microvision and NCR worked together to optimize the Flic performance for NCR's customers. NCR placed orders for $392,000 of product during the fourth quarter of 2003. Microvision ended the year with a backlog of $378,000 in Flic product and accessories.

COST OF CONTRACT REVENUE Cost of contract revenue decreased by $481,000, or 7%, to $6.0 million from $6.5 million in 2002. On a percentage of revenue basis, cost of contract revenue increased by 5% to 44% from 42% in 2002. The change in cost of revenue as a percentage of revenue is primarily attributable to changes in the contract mix. Total direct costs decreased by approximately 14% from 2002. The direct labor cost portion of direct cost decreased by approximately 10% from 2002. The decrease in direct labor cost resulted from a lower volume of contract work performed during 2003 compared to 2002.

COST OF PRODUCT REVENUE Cost of product revenue increased by $530,000, or 100%, to $1.1 million from $528,000 in 2002. Microvision's costs to produce Nomad units during 2003 were substantially higher than product revenue. In 2003, Microvision classified production cost in excess of product revenue as research and development expense. Through December 31, 2003, Nomad production and the design and manufacturing processes had not become sufficiently mature to support "commercial production" as described in SFAS No. 2 "Accounting for Research and Development Costs."

Management periodically assesses the need to provide for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. During 2003, Microvision recorded a write down of Nomad inventory of approximately $450,000.

RESEARCH AND DEVELOPMENT EXPENSE Research and development expense decreased by $2.2 million, or 9%, to $23.3 million from $25.5 million in 2002. During 2002, the Company recorded $1.5 million in expense relating to light source research performed for the Company by Cree Inc. The Company's research agreement with Cree ended in April 2002, resulting in a $1.4 million expense reduction in 2003 from 2002.

In 2003, Lumera recorded $1.9 million expense on its Sponsored Research Agreement with the University of Washington, compared to $2.4 million in 2002. The reduction in expense came as a result of two modifications to the Sponsored Research Agreement with the University of Washington.

In May 2003, Microvision closed its research and development facility in San Mateo, California and consolidated its research and development activities in Bothell, Washington. Research and development expense for 2003 included $540,000 for the closing of Microvision's approximately 5,200 square foot facility in San Mateo and $290,000 for severance and relocation of 11 employees. Microvision paid $270,000 in severance and relocation costs in 2003. The accrual related to the closing of the facility at December 31, 2003 is $431,000.

MARKETING, GENERAL AND ADMINISTRATIVE EXPENSE *Marketing, general and administrative expenses decreased by $971,000, or 6%, to $15.8 million from $16.8 million in 2002.* The decrease was primarily attributable to a reduction in the charge to the allowance for doubtful accounts for receivables from senior officers.

The Board of Directors authorized Microvision to provide unsecured lines of credit to each of its three senior officers. No loans have been made under either Microvision's Executive Option Exercise Note Plan or the Executive Loan Plan since July 2002, and Microvision does not intend to make any additional loans under these plans.

In 2002 and again in 2003, Microvision determined that certain of its senior officers may have had insufficient net worth and short-term earnings potential to repay their outstanding loans. As a result, Microvision recorded an allowance for doubtful accounts for the receivables from senior officers of $200,000 and $700,000 during 2003 and 2002, respectively. The balance of the allowance for doubtful accounts for receivables from senior officers was $900,000 at December 31, 2003. Microvision has no plans to forgive any portion of the principal of the outstanding receivable balance.

NON-CASH COMPENSATION EXPENSE *Non-cash compensation expense increased by $172,000 or 9% to $2.2 million from $2.0 million in 2002.*

In September 2003, Microvision issued two warrants to purchase an aggregate of 70,000 shares of common stock to a third party for services provided to Microvision. The deferred compensation related to these warrants is being amortized to non-cash compensation expense over the 14-month service period of the agreement. Non-cash amortization expense related to these warrants was $192,000 for 2003.

In August 2003, Lumera issued options to purchase an aggregate of 164,000 shares of its Class A Common Stock to two consultants in connection with entering into consulting agreements. Each holder was granted a warrant to purchase up to 82,000 shares of Class A Common Stock at a price of $3.65 per share with a 10-year life. In aggregate, 41,000 of the options were vested on the grant date. The remaining 123,000 shares vest one-third on each subsequent annual anniversary of the grant date and are subject to remeasurement at each balance sheet date during the vesting period. The deferred compensation and liability related to these options is being amortized to non-cash compensation expense over the two-year period of service under the agreements. The aggregate value of both options was estimated at $136,000 at the grant date and December 31, 2003. Total non-cash compensation expense was $32,000 for the year ended December 31, 2003. The fair values of the options were estimated at the grant date and December 31, 2003, using the Black-Scholes option pricing model with the following weighted-average assumptions: underlying security fair market value of $0.98, dividend yield of zero percent; expected volatility of 100% for both measurement dates, risk-free interest rates of 4.4% and 4.3%; and expected lives of 10 and 9.7 years, respectively.

In January 2001, Lumera issued 802,000 shares of its Class A Common Stock to the University of Washington pursuant to the Sponsored Research Agreement. The shares were valued at the fair market price of $3.75 per share, as determined by the Board of Directors. The total value of the stock of $3.0 million was recorded as a prepaid research expense and is being amortized over the term of the Sponsored Research Agreement. The total amortization expense relating to the Sponsored Research Agreement was $1.0 million in both 2003 and 2002.

In August 2000, Microvision entered into five-year consulting agreements with two independent consultants to provide strategic business and financial consulting services. Under the terms of the agreements, each consultant received a warrant to purchase 100,000 shares of common stock at an exercise price of $34.00 per share. In 2003, total non-cash amortization for these agreements was $595,000 compared to $542,000 recognized in 2002.

The following table shows the components of non-cash compensation expense for 2003 and 2002, respectively:

December 31,	2003	2002
Lumera stock issued to the University of Washington	$ 1,003,000	$ 1,003,000
Microvision and Lumera stock options issued to third parties	882,000	571,000
Lumera stock warrant issued to Arizona Microsystems	—	133,000
Microvision and Lumera stock options issued to employees	270,000	219,000
Microvision stock and options issued to Independent Directors	1,000	58,000
	$ 2,156,000	$ 1,984,000

INTEREST INCOME AND EXPENSE Interest income in 2003 decreased by $678,000, or 64%, to $381,000 from $1.1 million in 2002. This decrease resulted primarily from lower average cash and investment securities balances in 2003 than the average cash and investment securities balances in the prior year.

Interest expense was consistent with 2003 because the amount of borrowings did not change significantly.

INCOME TAXES No provision for income taxes was recorded because the Company has experienced net losses from inception through December 31, 2003. At December 31, 2003, Microvision had net operating loss carry-forwards of approximately $139.3 million for federal income tax reporting purposes. In addition, Microvision has research and development tax credits of $1.9 million.

LIQUIDITY AND CAPITAL RESOURCES The Company has funded operations to date primarily through the sale of common stock, convertible preferred stock, warrants and, to a lesser extent, from development contract revenues and product sales. At December 31, 2004, Microvision had $1.3 million in cash and cash equivalents. Microvision has incurred significant losses since inception.

Cash used in operating activities totaled $30.8 million during 2004, compared to $26.4 million during 2003. Cash used in operating activities for each period resulted primarily from the net loss for the period.

The Company had the following material changes in assets and liabilities during the year ended December 31, 2004:

- "**INVENTORY**" increased by $2.8 million to $3.2 million at December 31, 2004 from $331,000 at December 31, 2003. The increase was primarily attributable to purchases of raw materials to produce Nomad. The Company made commitments to purchase certain minimum quantities of inventory at the start of Nomad production. Microvision has taken delivery of most of this inventory and plans for inventory as a percent of revenue to decline as Nomad product revenue is expected to increase. The Company values inventory at the lower of cost or market with cost determined on a weighted-average cost basis. The following table shows the composition of the inventory at December 31, 2004 and December 31, 2003, respectively:

December 31,	2004	2003
Raw materials	$ 1,607,000	$ 98,000
Work in process	77,000	—
Finished goods	1,483,000	233,000
	$ 3,167,000	$ 331,000

- "INVESTMENT IN LUMERA" In July 2004, Lumera completed an initial public offering of its common stock. In connection with the offering, all Lumera Series A and Series B Preferred Stock was converted to Lumera common stock. Immediately after the offering, Microvision owned 5,434,000 shares, or 33%, of the common stock of Lumera. As a result of the change in ownership percentage, Microvision has changed the method of accounting for its investment in Lumera to the equity method. Under the equity method, Microvision recorded it ownership interest in the net book value of Lumera immediately following the initial public offering as an investment in equity subsidiary of $11.9 million. Microvision records its pro rata share of Lumera's income or loss as an adjustment in the value of its investment in Lumera. Microvision recorded a non-cash change in ownership interest gain of $13.7 million to stockholders equity as a component of additional paid-in capital during the third quarter as a result of the public offering.
- "PROPERTY AND EQUIPMENT, NET" decreased $3.6 million to $2.3 million at December 31, 2004 from $6.0 million at December 31, 2003. The decline is principally due to the deconsolidation of Lumera in July 2004. Lumera had $2.2 million in net property and equipment at the time of the deconsolidation. Depreciation expense accounts for the remaining decrease.
- "ACCOUNTS PAYABLE" increased $1.4 million to $2.6 million at December 31, 2004 from $1.2 million at December 31, 2003. The increase in Accounts Payable is directly attributable to the increase in inventory.
- "RESEARCH LIABILITY" decreased $1.9 million to $0 at December 31, 2004 from $1.9 million at December 31, 2003. The decline is due to the deconsolidation of Lumera in July 2004. The entire research liability was attributable to Lumera.

Cash provided by investing activities totaled $10.0 million in 2004 compared to cash used in investing activities of $7.3 million in 2003. During 2004, the Company had net sales of investment securities of $11.1 million compared to net purchases of investment securities of $5.8 million during 2003. The proceeds from the sales of investment securities were used to fund the Company's operations.

The Company used cash of $1.0 million for capital expenditures in 2004, compared to $1.5 million in 2003. Capital expenditures include leasehold improvements to leased office space and computer hardware and software, laboratory equipment and furniture and fixtures to support operations.

Cash provided by financing activities totaled $12.8 million in 2004, compared to $34.5 million in 2003.

In March 2005, Microvision raised $10.0 million before issuance costs, from the issuance of senior secured exchangeable convertible notes (the "Notes") and warrants to purchase an aggregate of 462,330 shares of Microvision common stock. The Notes are payable in six equal quarterly payments starting in December 2005. The Notes are convertible on demand by the holders into Microvision common stock at a conversion price of $6.84 per share of Microvision common stock and exchangeable on demand by the holders into Lumera common stock at an exchange price of $5.64 per share of Lumera common stock. The terms include a limit on the aggregate number of Lumera common shares that can be used to pay principal of 1,750,000 shares. The Notes are secured by the same 1,750,000 shares of Lumera common stock. The initial conversion price is subject to adjustment in the event Microvision issues common stock or derivative securities, other than employee options, at a price per share of common stock below the conversion price of the Note. In addition, upon the request of the Note holders, Microvision is required to redeem the Notes for cash in certain circumstances, including in the event of a material breach of representations, warranties or covenants under the purchase agreement or a change in control.

The Note terms include variable interest at a rate of LIBOR plus 3% within a range of 6% to 8%, payable quarterly. Each principal payment is payable in cash or registered common stock, at the election of the Company, subject to certain conditions. If the Company elects to pay principal in registered common stock, the Note holder can elect to receive payment in either Microvision or Lumera common stock. Interest is payable in cash or Microvision common stock subject to certain conditions. Some of the conditions which would preclude the Company from paying in common stock are not within the Company's immediate control. The Company can elect to convert the Notes into Microvision common stock if the stock price equals or exceeds $11.97 per share for any 20 out of any 30 consecutive days, subject to certain conditions. The warrants are immediately exercisable, have an exercise price of $6.84 per share and expire in March 2010. The initial exercise price is subject to adjustment in the event Microvision issues common stock or derivative securities at a price per share of common stock below the exercise price of the warrant.

The following is a list of stock issuances during 2004 and 2003:

- In September 2004, Microvision raised $10.0 million before issuance costs of $90,000 from the sale of 10,000 shares of convertible preferred stock and a warrant to purchase 361,795 shares of common stock. The preferred stock is convertible on demand by the holder into common stock at a conversion price of $6.91 per share of common stock. The initial conversion price is subject to adjustment in the event Microvision issues common stock or derivative securities at a price per share of common stock below the market price or the conversion price of the preferred stock. In addition, upon the request of the preferred stockholder, Microvision is required to redeem the preferred stock for cash in certain circumstances, including in the event of a material breach of representations, warranties or covenants under the purchase agreement or a change in control. Accordingly, Microvision has classified the preferred stock as "mandatorily redeemable convertible preferred stock" in its consolidated balance sheet. The preferred stock terms include a dividend of 3.5% per annum, payable quarterly in cash or registered common stock, at the election of the Company, subject to certain conditions. The preferred stock matures on September 10, 2007, at which time it is payable in cash or registered common stock, at the election of the Company, subject to certain conditions. Some of the conditions which would preclude the Company from paying in common stock are not within the Company's immediate control. The Company can elect to convert the preferred stock into common stock if the stock price exceeds $12.09 per share, subject to certain conditions. The warrant vested on the date of grant, has an exercise price of $8.16 per share and expires on September 10, 2009. The initial exercise price is subject to adjustment in the event Microvision issues common stock or derivative securities at a price per share of common stock below the market price or the exercise price of the warrant.

  The net cash proceeds of $9.9 million were allocated to the preferred stock and the warrant based on the relative fair values of the securities. The warrants were valued using the Black-Scholes option-pricing model with the following assumptions: expected volatility, 75%, risk-free interest rate, 3.4%, and contractual life five years. $1.3 million of the proceeds were allocated to the warrant and were recorded as an increase to additional paid-in capital.

  Subsequent to the relative fair value allocation, the effective conversion price of the convertible preferred stock was less than the closing price of Microvision's common stock on the date of commitment to purchase the preferred stock. This beneficial conversion feature was measured as $1.2 million which represents the difference between the fair value of the common stock and the effective conversion price. This beneficial conversion feature was recorded to additional paid-in capital and will be recorded as a deemed dividend to preferred stockholders (accretion) over the stated life of the preferred stock which is three years.

- In April 2004, Lumera raised $2.3 million from the issuance of convertible promissory notes. The notes accrue interest at a rate of 6.5% per annum and are payable on demand upon the closing of an underwritten public offering of Lumera's common stock. Lumera completed an initial public offering in July 2004. The principal amount and any accrued but unpaid interest in respect of each note is convertible at any time, at the option of the holder, into shares of Lumera's Class A common stock. The conversion price is $6.00 per share of common stock. In connection with the sale of these convertible notes, Lumera also issued warrants to purchase shares of common stock. The number of shares is based on a formula based on the exercise price of the warrant and the face amount of the holder's convertible note. The exercise price of the warrants is equal to $7.20 per share. All of the warrants are exercisable on the date of grant and expire in April 2009. The value of the warrants granted was estimated to be approximately $344,000 using the Black-Scholes option pricing model. The relative fair value of the warrants of $299,000 was treated as a debt issuance cost and amortized to interest expense over the one-year term of the convertible notes.
- In March 2004 Lumera raised $500,000, before issuance costs, from the sale of 250,000 shares of Series B convertible preferred stock to a group of private investors. Microvision did not participate in the offering.
- In November 2003, Microvision raised $22.3 million before issuance costs of $1.5 million from the sale of 3,560,000 shares of common stock.

- In August 2003, Lumera raised $1.9 million before issuance costs of $34,000 from the sale of 944,000 shares of Series B convertible preferred stock to Microvision and other purchasers. Microvision purchased 434,000 of these shares of Series B preferred stock for an aggregate purchase price of $868,000. On October 30, 2003, Lumera raised $782,000, before issuance costs, from the sale of 391,000 shares of Series B preferred stock to a group of investors. Microvision did not purchase additional shares of the Series B preferred stock in the October 2003 offering.
- In March 2003, Microvision raised $12.6 million before issuance costs of $970,000 from the sale of 2,644,000 shares of common stock and warrants to purchase 529,000 shares of common stock at an exercise price of $6.50 per share to a group of investors. Each share of common stock and accompanying partial warrant was sold for $4.75. The five-year warrants are first exercisable in September 2003 and expire in March 2008.

The Company's investment policy restricts investments to ensure principal preservation and liquidity. Generally, the Company invests cash that it expects to use within approximately sixty days in U.S. treasury-backed instruments. The Company invests the balance of its cash in high quality investment securities. The investment securities portfolio is limited to U.S. government and U.S. government agency debt securities and other high-grade securities generally with maturities of three years or less.

Future operating expenditures and capital requirements will depend on numerous factors, including the following:

- the progress of research and development programs,
- the progress in commercialization activities and arrangements,
- the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,
- competing technological and market developments, and
- Microvision's ability to establish cooperative development, joint venture and licensing arrangements.

In order to maintain its exclusive rights under the Company's license agreement with the University of Washington, the Company is obligated to make royalty payments to the University of Washington with respect to the Virtual Retinal Display technology. If the Company is successful in establishing original equipment manufacturer co-development and joint venture arrangements, the Company expects its partners to fund certain non-recurring engineering costs for technology development and/or for product development. Nevertheless, the Company expects its cash requirements to increase at a rate consistent with revenue growth as it expands its activities and operations with the objective of commercializing the scanned-beam technology.

The following table lists the Company's contractual obligations:

Year ending December 31,	2005	2006	2007	2008	2009	After 2009	Total
in thousands							
CONTRACTUAL OBLIGATIONS							
Open purchase orders*	$ 1,719	44	$ 34	$ —	$ —	$ —	$ 1,797
Minimum payments under senior secured convertible notes	1,667	6,667	1,666	—	—	—	10,000
Minimum payments under capital leases	42	6	4	—	—	—	52
Minimum payments under operating leases	1,985	473	46	—	—	—	2,504
Minimum payments under research, royalty and licensing agreements	215	390	390	215	215	†	1,425
Total	$ 5,628	$ 7,580	$ 2,140	$ 215	$ 215	$ —	$ 15,778

Open purchase orders represent commitments to purchase inventory, materials, capital equipment and other goods used in the normal course of the Company's business.

† *License and royalty obligations continue through the lives of the underlying patents, which is currently at least 2017.*

Microvision's cash balance at December 31, 2004 was $1.3 million. In addition Microvision raised $10.0 million, before issuance costs, in March 2005. To the extent required to implement the Microvision's operating plan, Microvision may sell or pledge as collateral, its unpledged shares of Lumera common stock. As of March 11, 2005, Microvision owns 3.7 million shares of unpledged Lumera common stock with a market value of $17.1 million based on the closing price of $4.65 per share as of March 15, 2005. Microvision believes that the combination of cash and Lumera common stock will satisfy its budgeted cash requirements through 2005 based on Microvision's current operating plan. Since we hold a large percentage of Lumera's common stock, if an active market is not sustained, it may be difficult for us to sell our shares of Lumera's common stock at value sufficient to fund our operating plans.

Microvision may also raise financing through future sales of Microvision preferred or common stock, issuance of debt securities or other borrowings. In addition, there can be no assurance that other additional financing will be available to Microvision or that, if available, it will be available on terms acceptable to Microvision on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements, Microvision will be required to limit its operations substantially. This limitation of operations may include reduction in capital expenditures, as well as reductions in staff and operating costs.

Should expenses exceed the amounts budgeted, the Company may require additional capital earlier to further the development of its technology, for expenses associated with product development, and to respond to competitive pressures or to meet unanticipated development difficulties. In addition, the Company's operating plan calls for the addition of sales, marketing, technical and other staff and the purchase of additional laboratory and production equipment. The operating plan also provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments by the Company. There can be no assurance that additional financing will be available to the Company or that, if available, it will be available on terms acceptable to the Company on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements or planned revenues are not generated, the Company may be required to limit its operations substantially. This limitation of operations may include reduction in capital expenditures and reductions in staff and discretionary costs, which may include non-contractual research costs. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can, directly or through arrangements with original equipment manufacturers, introduce products incorporating the scanned-beam technology and the market acceptance and competitive position of such products.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment," which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all share-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. The Company is evaluating the alternative methods for implementing SFAS No. 123(R). If the Company elects to implement SFAS No. 123(R) on July 1, 2005 using the modified prospective method it expects that the impact on 2005 earnings will be in the range of $0.6 to $1.6 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Substantially all of the Company's cash equivalents and investment securities are at fixed interest rates and, as such, the fair value of these instruments is affected by changes in market interest rates. Due to the generally short-term maturities of these investment securities, the Company believes that the market risk arising from its holdings of these financial instruments is not significant.

The Company's investment policy restricts investments to ensure principal preservation and liquidity. The Company invests cash that it expects to use within approximately sixty days in U.S. treasury-backed instruments. The Company invests cash in excess of sixty days of its requirements in high quality investment securities. The investment securities portfolio is limited to U.S. government and U.S. government agency debt securities and other high-grade securities generally with maturities of three years or less.

The maturities of cash equivalents and investment securities, available-for-sale, as of December 31, 2004, are as follows:

	Amount	Percent
Cash	$ 695,000	54.8%
Less than one year	573,000	45.2%
	$ 1,268,000	100.0%

Presently, the Company has one immaterial development contract denominated in yen; all of the Company's other development contract payments are made in U.S. dollars. However, in the future the Company may enter into additional development contracts in foreign currencies that may subject the Company to additional foreign exchange rate risk. The Company intends to enter into foreign currency hedges to offset the exposure to currency fluctuations when it can determine the timing and amounts of the foreign currency exposure.

The Company owns 5.4 million shares of Lumera common stock with a market value of $25.3 million based on the closing price of $4.65 per share on March 15, 2005. This investment represents a significant portion of the Company's assets and present source of liquidity. Lumera's stock price is subject to fluctuation and may decrease, lowering the value of our investment. The Company owns approximately 33% of Lumera's common stock. Since the Company holds a large percentage of Lumera's common stock, if an active market does not develop or is not sustained, it may be difficult to sell the shares of Lumera's common stock at an attractive price or at all. The likelihood of Lumera's success, and the value of the Company's common stock, must be considered in light of the risks frequently encountered by early-stage companies, especially those formed to develop and market new technologies. These risks include Lumera's potential inability to establish product sales and marketing capabilities; to establish and maintain markets for their potential products; and to continue to develop and upgrade their technologies to keep pace with changes in technology and the growth of markets using polymer materials. If Lumera is unsuccessful in meeting these challenges, its stock price, and the value of the Company's investment, could decrease.

CORPORATE INFORMATION

FORM 10-K A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained upon request without charge from the Company's headquarters, attention: Investor Relations.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS The Company's common stock trades on the NASDAQ National Market under the symbol "MVIS." As of March 1, 2005, there were 375 holders of record of 21,481,000 shares of common stock outstanding. The Company has never declared or paid cash dividends on the common stock. The Company currently anticipates that it will retain all future earnings to fund the operation of its business and does not anticipate paying dividends on the common stock in the foreseeable future.

The Company's common stock began trading publicly on August 27, 1996. The quarterly high and low sales prices of the Company's common stock for each full quarterly period in the last two fiscal years and the year to date as reported by the NASDAQ National Market are as follows:

	Common stock	
	High	Low
QUARTER ENDED		
March 31, 2003	$ 8.20	$ 3.43
June 30, 2003	6.76	3.85
September 30, 2003	9.38	5.89
December 31, 2003	9.09	6.50
March 31, 2004	$ 10.93	$ 7.34
June 30, 2004	10.00	5.06
September 30, 2004	8.95	3.75
December 31, 2004	8.00	5.04
January 1, 2005 to March 1, 2005	$ 7.70	$ 5.03

OFFICERS AND DIRECTORS

BOARD OF DIRECTORS

EXECUTIVE OFFICERS

Richard F. Rutkowski
Chief Executive Officer

Stephen R. Willey
President

Richard A. Raisig
Chief Financial Officer

Andrew U. Lee
Vice President
Sales

Todd R. McIntyre
Senior Vice President
Business Development

Thomas E. Sanko
Vice President
Marketing

Vilakkudi G. Veeraraghavan
Senior Vice President
Research and Product Development

Thomas M. Walker
Vice President
General Counsel and Secretary

Jeff T. Wilson
Vice President
Accounting

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP

TRANSFER AGENT

American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038
Shareholder Services
800 937-5449

STOCK LISTING

Microvision, Inc. common stock is traded on The Nasdaq Stock Market under the symbol MVIS.

INVESTOR INQUIRIES

Microvision, Inc.
Attn: Investor Relations
P.O. Box 3008
Bothell, WA 98041
425 415-6847
ir@microvision.com

CORPORATE COUNSEL

Ropes & Gray LLP
One International Place
Boston, MA 02110

FORWARD-LOOKING STATEMENTS

Statements contained in this annual report that relate to future plans, events or performance and potential applications of our technology, including projections of revenues, expenses and losses, plans for product development, sales, customers and channel partners, reductions in sales cycle, signing of contracts, future operations and shipping of products, as well as statements containing words like "expect," "believe," "anticipate," "estimate," "will," "poised," and other similar expressions, are forward-looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those projected in the Company's forward-looking statements include the following: market acceptance of and the current developmental stage of our technologies and products; our financial and technical resources relative to those of our competitors; our ability to obtain financing; our history of negative cash flows and current expectation of additional losses; our lack of manufacturing experience and ongoing capital requirements; our dependence on key personnel; our ability to keep up with rapid technological change; changes in display technologies; government regulation of our technologies; our ability to enforce our intellectual property rights and protect our proprietary technologies; the ability to obtain additional contract awards and to develop partnership opportunities; the timing of commercial product launches; the ability to achieve key technical milestones in key products; dependency on advances by third parties in certain technology used by us and other risk factors identified from time to time in the Company's SEC filings, its Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Reports on Form 10-Q. Except as expressly required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.



MICROVISION

North Creek Parkway

WA 98011

415-6847

415-6600